File No. 812-13431

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT AND RESTATEMENT OF

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c)

OF THE INVESTMENT COMPANY ACT OF 1940

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT L

1300 South Clinton Street

Fort Wayne, IN 46802

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT L

100 Madison Street, Suite 1860

Syracuse, NY 13202

Communications, Notice and Order to:

Mary Jo Ardington, Esq.

Associate General Counsel

The Lincoln National Life Insurance Company

1300 South Clinton Street

Fort Wayne, IN 46802

Copies to:

Robert O. Sheppard, Esq.

Lincoln Life & Annuity Company of New York

100 Madison Street, Suite 1860

Syracuse, NY 13202

December 31, 2009

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
	)	AMENDED AND RESTATED
THE LINCOLN NATIONAL LIFE	)	APPLICATION FOR AN ORDER
INSURANCE COMPANY	)	OF APPROVAL PURSUANT TO
	)	SECTION 26(c) OF THE
LINCOLN NATIONAL VARIABLE	)	INVESTMENT COMPANY ACT
ANNUITY ACCOUNT L	)	OF 1940, AS AMENDED
)
1300 South Clinton Street	)
Fort Wayne, IN 46802)
)
LINCOLN LIFE & ANNUITY	)
COMPANY OF NEW YORK	)
)
LINCOLN LIFE & ANNUITY	)
VARIABLE ANNUITY ACCOUNT L	)
)
100 Madison Street, Suite 1860)
Syracuse, NY 13202)
)
File No. 812-13431)

The Lincoln National Life Insurance Company (“Lincoln Life”), Lincoln Life & Annuity Company of New York (“LNY”), Lincoln National Variable Annuity Account L (“Lincoln Life Account L”), and Lincoln Life & Annuity Variable Annuity Account L (“Lincoln New York Account L” and, together with Lincoln Life Account L, the “Accounts”) (hereinafter collectively, the “Applicants”) hereby file an amended and restated application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”), pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “Act”), approving the substitution of securities issued by certain management investment companies and held by the Accounts to support certain group variable annuity contracts (the “Contracts”) issued by Lincoln Life and LNY, as follows: (1) shares of the AllianceBernstein Variable Products Series Fund, Inc. (“AllianceBernstein VPS”) Growth and Income Portfolio (Class B) being substituted for shares of the AllianceBernstein VPS Growth Portfolio (Class B); (2) shares of the Lincoln Variable Insurance Products Trust (“LVIP”) SSgA Bond Index Fund (Standard Class) being substituted for shares of the American Century Variable Portfolios (“American Century VP”) Balanced Fund (Class I); (3) shares of the LVIP SSgA S&P 500 Index Fund (Standard Class) being substituted for shares of the Dreyfus Stock Index Fund; (4) shares of the LVIP SSgA Small-Cap Index Fund (Standard Class) being substituted for shares of the Dreyfus Variable Investment Fund (“Dreyfus VIF”) Developing Leaders Portfolio (Initial Class); (5) shares of the LVIP SSgA Small-Cap Index Fund (Standard Class) being substituted for shares of the DWS Small Cap Index VIP (Class A); (6) shares of the LVIP SSgA Bond Index Fund (Standard Class) being substituted for shares of the Fidelity Variable Insurance Products (“Fidelity VIP”) Asset Manager Portfolio (Initial Class); (7) shares of the LVIP SSgA S&P 500 Index Fund (Standard Class) being substituted for shares of the Janus Aspen Worldwide Portfolio (Institutional Class); (8) shares of the LVIP SSgA S&P 500 Index Fund (Standard Class) being substituted for shares of the Neuberger Berman Advisers Management Trust (“Neuberger Berman AMT”) Partners Portfolio (I Class); (9) shares of the LVIP SSgA Small-Cap Index Fund (Standard Class) being substituted for shares of the Neuberger Berman AMT Mid-Cap Growth Portfolio (I Class); and (10) shares of the LVIP Mondrian International Value Fund (Standard Class) being substituted for shares of the T. Rowe Price International Stock Portfolio.

I.             GENERAL DESCRIPTION OF THE APPLICANTS AND THE FUNDS

A.            Lincoln Life

Lincoln Life is a stock life insurance company incorporated under the laws of Indiana on June 12, 1905.  Lincoln Life is principally engaged in offering life insurance policies and annuity policies, and ranks among the largest United States stock life insurance companies in terms of assets and life insurance in force.  Lincoln Life is licensed in all states (except New York) and the District of Columbia, Guam, and the Virgin Islands.  As of December 31, 2008, Lincoln Life’s statutory admitted assets were in excess of $119 billion.  For purposes of the Act, Lincoln Life is the depositor and sponsor of Lincoln Life Account L as those terms have been interpreted by the Commission with respect to variable annuity separate accounts.

Lincoln Life is wholly owned by Lincoln National Corporation (“LNC”), a publicly held insurance holding company incorporated under Indiana law on January 5, 1968.  The principal office of Lincoln Life is located at 1300 South Clinton Street, Fort Wayne, Indiana 46802.  The principal office of LNC is located at Radnor Financial Center, 150 Radnor Chester Road, Radnor, Pennsylvania, 19087.  Lincoln Financial Group (“LFG”) is the marketing name for LNC and its affiliates.  With headquarters in Radnor, LNC has consolidated assets of $163.1 billion and had consolidated revenues of $9.9 billion in 2008.  Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) and 403(b) plans, 529 college savings plans, mutual funds, managed accounts, institutional investment and financial planning and advisory services.

B.            LNY

LNY is a life insurance company founded under the laws of New York on June 6, 1996.  LNY is principally engaged in offering life insurance policies and annuity policies.  As of December 31, 2008, LNY’s statutory-basis admitted assets were in excess of $8 billion.  For purposes of the Act, LNY is the depositor and sponsor of Lincoln New York Account L as those terms have been interpreted by the Commission with respect to variable annuity separate accounts.  The principal office of LNY is located at 100 Madison Street, Suite 1860, Syracuse, New York 13202.  LNY is a subsidiary of Lincoln Life.

C.            The Accounts

Under state law, the assets of each Account are equal to the reserves and other contract liabilities with respect to that Account, and are held separately from all other assets of Lincoln Life and LNY, for the benefit of the contractowners of, and the persons entitled to payment under, contracts issued through the Accounts.  Consequently, such assets are not chargeable with liabilities arising out of any other business Lincoln Life or LNY may conduct.  The Accounts are comprised of sub-accounts established to receive and invest net purchase payments under the Contracts.  Each sub-account invests exclusively in the shares of a specified portfolio and supports the Contracts.  The income, gains and losses, realized or unrealized, from the assets allocated to each sub-account will be credited to or charged against that sub-account without regard to other income, gains or losses of Lincoln Life or LNY.  The Accounts meet the definition of a “separate account” in Rule 0-1(e) under the Act.

The Board of Directors of Lincoln Life established Lincoln Life Account L on April 29, 1996 pursuant to the laws of the State of Indiana as a unit investment trust.  Lincoln Life Account L is registered under the Act as a unit investment trust (File No. 811-07645).(1) The assets of Lincoln Life Account L support certain Contracts, and interests in Lincoln Life Account L offered through such Contracts have been registered under the Securities Act of 1933 (“1933 Act”) on Form N-4 (File No. 333-04999).

The Board of Directors of LNY established Lincoln New York Account L on July 24, 1996 pursuant to the laws of the State of New York as a unit investment trust.  Lincoln New York Account L is also registered under the Act as a unit investment trust (File No. 811-07785).  The assets of Lincoln New York Account L support certain Contracts, and interests in Lincoln New York Account L offered through such Contracts have been registered under the 1933 Act on Form N-4 (File No. 333-10805).

The Accounts are each divided into sub-accounts that invest in underlying funds or portfolios (each a “Fund”, together the “Funds”).  Each separate Fund is registered under the 1933 Act on Form N-1A.  See Appendix A for a listing of the Funds’ investment objectives and advisors.

D.            The Contracts

The Contracts are flexible premium deferred variable annuity contracts issued by Lincoln Life (for Lincoln Life Account L) or LNY (for Lincoln New York Account L).  The Contracts are offered in three versions: Group Variable Annuity (GVA) I, GVA II, and GVA III.  The Contracts are group annuity contracts for use with nonqualified plans and qualified retirement plans. The Contracts permit their owners to allocate each Contract’s accumulated cash or contract value among available subaccounts, each of which invests in a different investment portfolio of an underlying mutual fund. Lincoln Life and LNY reserve the right to substitute shares of one investment company for shares of another investment company, subject to approval of the SEC, if necessary.

Currently, transfers of cash and/or contract value can be made in the number set by the terms of a retirement plan utilizing the Contracts as funding options. There is no charge for a transfer. However, under the GVA III contract, during any one calendar year a participant may make one transfer of up to 20% of their fixed account balance from the fixed account to one or more variable subaccounts. Participants who want to transfer their entire fixed account balance to the

(1) Pursuant to Rule 0-4 under the Act, these files and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application variable subaccounts may do so according to specific instructions outlined in the prospectus.  Market timing restrictions may also apply under the Contracts.

II.           STATEMENT OF ADDITIONAL FACTS

The substitutions proposed herein are part of an overall business plan of Lincoln Life and LNY to make their respective products, including the Contracts, more competitive and more efficient to administer and oversee.  Applicants assert their belief that reducing the number of nonproprietary funds will: (a) provide the Lincoln Life and LNY with more control over fund changes that affect the Contracts; and (b) promote their goals of increasing administrative efficiency of, and control over, their Contracts as most of the Replacement Funds are part of their proprietary fund family. The proposed substitutions are consistent with this business plan, involve Funds with sufficiently similar investment objectives, and after the substitutions, Contractowners will have reasonable continuity in investment expectations and will be invested in Funds in which either performance has been comparable or better or whose fees have been lower on a historical basis.

In 2003 and 2007, the Applicants performed a thorough review of all the investment options available under the Contracts.  Part of that review involved the analysis of poorer performing funds and recommendations for replacement of such poorer performing funds.  In addition, in an effort to expand upon fund family capabilities, the Applicants added additional funding options to certain of the Contracts in May, 2004 and June, 2007. Currently, the Contracts offer fifty-two investment options from twelve different fund families. The reduction in available funds subsequent to the proposed fund substitutions will have no impact on the current asset class coverage offered in the Contracts. The substitutions will not negatively impact the ability of Contractowners to choose from a variety of funds available in these Contracts, it will however reduce some asset class fund redundancies.  If the proposed substitutions take place, the Contracts will offer forty-four investment options from eight different fund families.

Lincoln Life and LNY have determined that several existing Funds offered under the Contracts warrant replacement.  Specifically, the Applicants propose that Lincoln Life and LNY replace shares of the Existing Funds(2) with shares of the Replacement Funds(3) outlined in the chart below. The chart lists the Adviser and Sub-Adviser for

(2) AllianceBernstein VPS Growth Portfolio (File Nos. 811-5398; 33-18647); American Century VP Balanced Fund (File Nos. 811-5188; 33-14567); Dreyfus Stock Index Fund, Inc. (File Nos. 811-5719; 33-27172); Dreyfus VIF Developing Leaders Portfolio (File Nos. 811-5125; 33-13690); DWS Small Cap Index Fund VIP (File Nos. 811-7507; 33-0479 ); Fidelity VIP Asset Manager Portfolio (File Nos. 811-5511; 33-20773); Janus Aspen Worldwide Portfolio (File Nos. 811-7736; 33-63212); Neuberger Berman AMT Partners Portfolio (File Nos. 811-4255; 2-88566); Neuberger Berman AMT Mid-Cap Growth Portfolio (File Nos. 811-4255; 2-88566); T. Rowe Price International Stock Portfolio (File Nos. 811-07145; 33-52171).

(3) AllianceBernstein VPS Growth and Income Portfolio (File Nos. 811-5398; 33-18647); LVIP SSgA Bond Index Fund (File Nos. 811-8090; 33-70742); LVIP SSgA S&P 500 Fund (File Nos. 811-8090; 33-70742); LVIP SSgA Small-Cap Index Fund (File Nos. 811-8090; 33-70742); LVIP Mondrian International Value Fund (File Nos. 811-8090; 33-70742).

each Fund, along with fund assets and BETA numbers. BETA reflects the sensitivity of the Fund’s returns to fluctuations in the market index – S&P 500 (the BETA for the market index equals 1.00 by definition). A BETA greater than 1.00 indicates above average volatility (i.e., the higher the BETA, the greater the risk).  A BETA of less than 1.00 indicates below average volatility and thus lower risk.

Subadvisory Issues.  The trust that controls certain of the proposed Replacement Funds has obtained a “Manager-of-Managers” Order from the Commission to change subadvisors without a proxy vote.  However, the Applicants represent to the Commission that they will not request the Trust to change subadvisors without obtaining shareholder approval of a subadvisor or of the Replacement Fund’s continued ability to rely on the Manager of Manager’s Order.  A precedent for this representation appears in a substitution order issued to Nationwide Life Insurance Company.(4) Applicants represent that a prospectus for the Replacement Funds containing disclosure about the Manager of Managers Order will be provided to each Contractowner prior to or at the time of the substitutions.

The Applicants will pay all fees associated with such proxy solicitation if applicable.

Substitution 1

	Existing Fund	Replacement Fund
Fund Name	AllianceBernstein VPS Growth Portfolio (Class B), a portfolio of the AllianceBernstein Variable Products Series Fund, Inc.	AllianceBernstein VPS Growth and Income Portfolio (Class B), a portfolio of the AllianceBernstein Variable Products Series Fund, Inc.
Adviser	Alliance Capital Management, L.P.	Alliance Capital Management, L.P.
Subadviser	N/A	N/A
Fund Asset Level as of 6/30/09	$88,000,000	$967,000,000
Percentage of Fund Assets moving to Replacement Fund	1.6% ($1,373,775)	N/A
BETA (3-year period ending 6/30/09 vs. S&P 500-Index)	1.0	1.0
Principal Risks	• Market Risk • Capitalization Risk • Management Risk	• Market Risk • Industry Sector Risk • Management Risk
Significant Principal Risk Disparities	• None	• None

(4) See, e.g., Nationwide Life Insurance Company, et.al., Inv. Co. Act Rel. No. 28815 (July 8, 2009) (Order) File No. 812-13495)

Substitution 2

	Existing Fund	Replacement Fund
Fund Name	American Century VP Balanced Fund (Class I), a portfolio of the American Century Variable Portfolio, Inc.	LVIP SSgA Bond Index Fund (Standard Class), a series of the Lincoln Variable Insurance Products Trust
Adviser	American Century Investment Management, Inc.	Lincoln Investment Advisors Corporation
Subadviser	N/A	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/09	$112,000,000	$383,000,000
Percentage of Fund Assets moving to Replacement Fund	21.6% ($24,215,371)	N/A
BETA (3-year period ending 6/30/09 vs. S&P 500-Index)	0.6	(0.1) (Representative Barclay’s Capital Aggregate Bond Index)
Principal Risks	• Market Risk • Interest Rate Risk • Credit Risk • Price Volatility • Principal Loss	• Market Risk • Interest Rate Risk • Credit Risk • Indexing Strategy Risk • Derivatives Risk
Significant Principal Risk Disparities	• Principal Loss (higher risk due to equity investments)	• Derivatives Risk (lower risk due to lack of equity investments)

Substitution 3

	Existing Fund	Replacement Fund
Fund Name	Dreyfus Stock Index Fund, Inc.	LVIP SSgA S&P 500 Index Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	The Dreyfus Corporation	Lincoln Investment Advisors Corporation
Subadviser	N/A	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/09	$1,540,000	$404,000,000
Percentage of Fund Assets moving to Replacement Fund	4.6% ($71,244,958)	N/A
BETA (3-year period ending 6/30/09 vs. S&P 500-Index)	1.0	1.0
Principal Risks	• Market Risk • Issuer Risk • Indexing Strategy Risk • Derivatives Risk	• Market Risk • Issuer Risk • Indexing Strategy Risk • Derivatives Risk
Significant Principal Risk Disparities	• None	• None

Substitution 4

	Existing Fund	Replacement Fund
Fund Name	Dreyfus VIF Developing Leaders Portfolio (Initial Class), a portfolio of Dreyfus Variable Investment Fund	LVIP SSgA Small-Cap Index Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	The Dreyfus Corporation	Lincoln Investment Advisors Corporation
Subadviser	N/A	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/09	$148,000,000	$170,000,000
Percentage of Fund Assets moving to Replacement Fund	21% ($31,140,381)	N/A
BETA (3-year period ending 6/30/09 vs. S&P 500-Index)	1.2	1.2
Principal Risks	• Market Risk • Issuer Risk • Small Company Risk • IPO Risk • Short Sale Risk	• Market Risk • Issuer Risk • Indexing Strategy Risk • Derivatives Risk • Small Company Risk
Significant Principal Risk Disparities	• IPO Risk • Short Sale Risk	• Lack of IPO Risk • Lack of Short Sale Risk • Indexing Strategy and Derivatives Risk (but this is passive and derivatives are not used except to facilitate indexing strategy)

Substitution 5

	Existing Fund	Replacement Fund
Fund Name	DWS Small Cap Index VIP (Class A), a portfolio of DWS Investments VIT Funds	LVIP SSgA Small-Cap Index Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	Deutsche Asset Management, Inc.	Lincoln Investment Advisors Corporation
Subadviser	Northern Trust Investments, N.A.	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/09	$255,000,000	$170,000,000
Percentage of Fund Assets moving to Replacement Fund	2.5% ($2,500,420)	N/A
BETA (3-year period ending 6/30/09 vs. S&P 500-Index)	1.2	1.2
Principal Risks	• Market Risk • Issuer Risk • Indexing Strategy Risk • Derivatives Risk • Small Company Risk	• Market Risk • Issuer Risk • Indexing Strategy Risk • Derivatives Risk • Small Company Risk
Significant Principal Risk Disparities	• None	• None

Substitution 6

	Existing Fund	Replacement Fund
Fund Name	Fidelity VIP Asset Manager Portfolio (Initial Class), a portfolio of the Fidelity Variable Insurance Products	LVIP SSgA Bond Index Fund (Standard Class), a series of the Lincoln Variable Insurance Products Trust
Adviser	Fidelity Management & Research Company	Lincoln Investment Advisors Corporation
Subadviser	N/A	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/09	$1,203,000,000	$383,000,000
Percentage of Fund Assets moving to Replacement Fund	1.5% ($17,499,545)	N/A
BETA (3-year period ending 6/30/09 vs. S&P 500-Index)	0.7	(0.1) (Representative Barclay’s Capital Aggregate Bond Index)
Principal Risks	• Market Risk • Interest Rate Risk • Credit Risk • Price Volatility Risk • Principal Loss Risk • Foreign Exposure Risk	• Market Risk • Interest Rate Risk • Credit Risk • Indexing Strategy Risk • Derivatives Risk
Significant Principal Risk Disparities	• Principal Loss (higher risk due to equity investments) • Foreign Exposure Risk	• Derivatives Risk (lower risk due to lack of equity investments) • Lack of Foreign Exposure Risk

Substitution 7

	Existing Fund	Replacement Fund
Fund Name	Janus Aspen Worldwide Portfolio (Institutional Class), a portfolio of Janus Aspen Series	LVIP SSgA S&P 500 Index Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	Janus Capital Management, LLC	Lincoln Investment Advisors Corporation
Subadviser	N/A	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/09	$668,000,000	$404,000,000
Percentage of Fund Assets moving to Replacement Fund	2.2% ($14,816,580)	N/A
BETA (3-year period ending 6/30/09 vs. S&P 500-Index)	1.2	1.0
Principal Risks	• Market Risk • Issuer Risk • Foreign Exposure Risk • Derivatives Risk	• Market Risk • Issuer Risk • Indexing Strategy Risk • Derivatives Risk
Significant Principal Risk Disparities	• Foreign Exposure Risk	• Lack of Foreign Exposure Risk

Substitution 8

	Existing Fund	Replacement Fund
Fund Name	Neuberger Berman AMT Partners Portfolio (I Class), a portfolio of Neuberger Berman Advisers Management Trust	LVIP SSgA S&P 500 Index Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	Neuberger Berman Management, Inc.	Lincoln Investment Advisors Corporation
Subadviser	Neuberger Berman, LLC	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/09	$238,000,000	$404,000,000
Percentage of Fund Assets moving to Replacement Fund	3.3% ($7,902,804)	N/A
BETA (3-year period ending 6/30/09 vs. S&P 500-Index)	1.4	1.0
Principal Risks	• Market Risk • Capitalization Risk • Foreign Exposure Risk	• Market Risk • Issuer Risk • Indexing Strategy Risk • Derivatives Risk
Significant Principal Risk Disparities	• None (Foreign Exposure Risk is not significant)	• Lack of Foreign Exposure Risk

Substitution 9

	Existing Fund	Replacement Fund
Fund Name	Neuberger Berman AMT Mid-Cap Growth Portfolio (I Class), a portfolio of Neuberger Berman Advisers Management Trust	LVIP SSgA Small-Cap Index Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	Neuberger Berman Management, Inc.	Lincoln Investment Advisors Corporation
Subadviser	Neuberger Berman, LLC	SSgA Funds Management, Inc.
Fund Asset Level as of 6/30/09	$238,000,000	$170,000,000
Percentage of Fund Assets moving to Replacement Fund	2.5% ($8,255,003)	N/A
BETA (3-year period ending 6/30/09 vs. S&P 500-Index)	1.0	1.2
Principal Risks	• Market Risk • Issuer Risk • Market Capitalization Risk • Derivatives Risk	• Market Risk • Issuer Risk • Indexing Strategy Risk • Derivatives Risk • Small Company Risk
Significant Principal Risk Disparities	• Market Capitalization Risk (more skewed to Medium Capitalization Risk than Small Capitalization Risk)	• Small Company Risk • Indexing Strategy and Derivatives Risk (but this is passive and derivatives are not used except to facilitate indexing strategy)

Substitution 10

	Existing Fund	Replacement Fund
Fund Name	T. Rowe Price International Stock Portfolio, a portfolio of T. Rowe Price International Series, Inc.	LVIP Mondrian International Value Fund (Standard Class), a series of Lincoln Variable Insurance Products Trust
Adviser	T. Rowe Price International/Fleming	Lincoln Investment Advisors Corporation
Subadviser	N/A	Mondrian Investment Partners Limited
Fund Asset Level as of 6/30/09	$235,000,000	$616,000,000
Percentage of Fund Assets moving to Replacement Fund	7.4% ($17,499,545)	N/A
BETA (3-year period ending 6/30/09 vs. S&P 500-Index)	1.3	1.0
Principal Risks	• Market Risk • Foreign Exposure Risk • Currency Risk • Derivatives Risk • Emerging Markets Risk	• Market Risk • Foreign Exposure Risk • Currency Risk • Derivatives Risk • Emerging Markets Risk • Interest Rate and Credit Risk
Significant Principal Risk Disparities	• Lack of Interest Rate and Credit Risk (albeit more proportional equity risk)	• Interest Rate and Credit Risk associated with some fixed income securities (tempered by fixed income securities which generally have less risk than equity securities)

Shares of each Fund are held by corresponding sub-accounts of the Accounts with respect to the Contracts. Both Lincoln Life Account L and Lincoln New York Account L hold assets in each of the Existing Funds. The proposed substitutions involve Funds with similar investment objectives, and after the substitutions, Contractowners will be invested in Funds whose performance has been comparable on a historical basis.

A.            Comparison of Investment Objectives and Policies

1.                                      Although not identical, the investment objectives, policies and strategies of the AllianceBernstein VPS Growth and Income Portfolio are sufficiently consistent with those of the AllianceBernstein VPS Growth Portfolio to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the AllianceBernstein VPS Growth and Income Portfolio is to seek reasonable income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality (both income and capital appreciation).  To pursue this goal, the Portfolio invests primarily in dividend-paying common stocks of large, well established “blue-chip” companies.  The Portfolio may also invest in fixed-income and convertible securities and in securities of foreign issuers.  The basic strategy of the Portfolio is to seek income producing securities that represent good long-term investment opportunities.

The investment objective of the AllianceBernstein VPS Growth Portfolio is to provide long-term growth of capital.  Current income is incidental to the Portfolio’s objective.  The Portfolio invests primarily in equity securities of companies with favorable earnings outlooks and long-term growth rates are expected to exceed that of the U.S. economy over time.  The Portfolio emphasizes investments in large- and mid-cap companies.  The Portfolio also may invest up to 25% of its total assets in lower-rated fixed-income securities and convertible bonds and generally up to 20% of its assets in foreign securities.  The Portfolio applies the principles of growth investing to select securities.  The Portfolio uses fundamental company analysis to select stocks that it believes are good candidates to provide long-term growth of capital.

The investment objectives of the AllianceBernstein VPS Growth and Income Portfolio and the AllianceBernstein VPS Growth Portfolio are substantially similar.  Both Funds seek growth of capital (capital appreciation) over time with AllianceBernstein VPS Growth and Income Portfolio seeking greater emphasis on income. While their specific investment strategies differ, both Funds are stock funds seeking primarily domestic stock investments with good long-term growth prospects.  AllianceBernstein VPS Growth and Income Portfolio also seeks good quality dividend paying prospects.  Each Fund normally invests primarily in stocks of large-sized domestic companies with the ability to invest in foreign stocks as well. In addition, the AllianceBernstein VPS Growth and Income Portfolio has a lower risk characteristic [as measured by a 3-year BETA vs. the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500 Index”)] than the AllianceBernstein VPS Growth Portfolio. While each of these Funds seeks to achieve its objective through somewhat different investment strategies, an investor in the AllianceBernstein VPS Growth Portfolio is generally attempting to achieve the same long-term goal as that sought by the AllianceBernstein VPS Growth and Income Portfolio investors.

2.                                      Although not identical, the investment objectives, policies and strategies of the LVIP SSgA Bond Index Fund are sufficiently consistent with those of the American Century VP Balanced Fund to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the LVIP SSgA Bond Index Fund is to seek to match as closely as practicable, before fees and expenses, the performance of the Barclay’s Capital Aggregate Bond Index, which is an unmanaged index composed of securities from the Barclay’s Capital U.S. Aggregate Bond Index, Mortgage-Backed Securities Index, CMBS Index and the Asset-Backed Securities Index including securities that are of investment grade-quality or better and have at least one year to maturity.  The Fund pursues it objectives by investing in a well-diversified portfolio that is representative of the domestic investment grade bond market.  Under normal circumstances, the Fund intends to invest at least 90% of its assets, determined at time of purchase, in bond securities that are held in the Barclay’s Capital Aggregate Bond Index.  The Fund may at times purchase or sell futures contracts on fixed-income securities, interest rates, and fixed-income securities indices in lieu of investment directly in fixed-income securities themselves.  The Fund might do so for example, in order to adjust the interest-rate sensitivity of the Fund to bring it more closely in line with that of the Barclay’s Capital Aggregate Bond Index.  It might also do so to increase its investment exposure pending investment of cash in bonds comprising the Index or to reduce its investment exposure in situations where it intends to sell a portion of the securities in its portfolio but the sale has not yet been completed.

The investment objective of the American Century VP Balanced Fund is to seek long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities.  In selecting stocks for the equity portion of the Fund, the fund managers select primarily from the largest 1,500 publicly traded U.S. companies.  The goal is to create an equity portfolio that provides better returns than the S&P 500 Index without taking on significant additional risk. The capitalization range for the S&P 500 Index is $810 million to $330 billion. The fixed-income portion of the fund is invested primarily in a diversified portfolio of high-grade government, corporate, asset-backed and similar securities payable in U.S. currency.  At least 80% of the fixed-income assets will be invested in securities that, at the time of purchase, are rated within the four highest categories by a nationally recognized statistical rating agency.  The Fund invests in common stocks, bonds and cash equivalents, the percentages of which will vary based on the Fund’s assessment of the relative outlook for such investments.

The LVIP SSgA Bond Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on November 7, 2006, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.

The investment objectives of the LVIP SSgA Bond Index Fund and the American Century VP Balanced Fund are different; however, applicants believe the substitution is appropriate because both Funds seek to invest a substantial portion of their assets in fixed-income securities, with the American Century VP Balanced Fund also investing a portion of its assets in equity securities.  The LVIP SSgA Bond Index Fund has a much lower risk characteristic (as measured by a 3-year BETA vs. the S&P 500 Index) than the American Century VP Balanced Fund, due to the American Century VP Balanced Fund’s portion of assets invested in equity securities. The applicants are replacing American Century VP Balanced Fund with a lower expense fund, LVIP SSgA Bond Index Fund, albeit a fixed-income fund.

Applicants do not believe the difference in investment objectives of the funds will cause any inappropriate impact on Contractowners.

3.                                      Although not identical, the investment objectives, policies and strategies of the LVIP SSgA S&P 500 Index Fund are sufficiently consistent with those of the Dreyfus Stock Index Fund, Inc. to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the LVIP SSgA S&P 500 Index Fund is to seek to approximate, as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index. The capitalization range for the S&P 500 Index is $810 million to $330 billion. Under normal market conditions, the Fund will invest at least 90% of its assets in the securities of issuers included in the S&P 500 Index.  The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index. An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money. (A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.) When evaluating the Fund’s performance, the S&P 500 Index is used as the benchmark.  The Fund may not track the performance of the S&P 500 Index perfectly due to expenses and transaction costs, the size and frequency of cash flow into and out of the Fund, and differences between how and when the Fund and the Index are valued.

The investment objective of the Dreyfus Stock Index Fund, Inc. is to seek to match the total return of the S&P 500 Index.  To pursue this goal, the Fund generally invests in all 500 stocks of companies included in the S&P 500 Index in proportion to their weighting in the index.  The fund attempts to have a correlation between its performance and that of the S&P 500 Index of at least .95 before expenses.  A correlation of 1.00 would mean that the fund and the index were perfectly correlated.  The Fund may use stock index futures contracts whose performance is tied to the S&P 500 Index. While used primarily as a substitute for the sale or purchase of securities, such investments can increase the fund’s volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund’s performance.

The LVIP SSgA S&P 500 Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on November 7, 2006, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.

The investment objectives of the LVIP SSgA S&P 500 Index Fund and the Dreyfus Stock Index Fund, Inc. are substantially similar.  Both funds seek to replicate as closely as possible the performance of the S&P 500 Index. The above investment objective comparison is verbatim from each fund’s respective prospectus. Both funds use futures (and have the ability to use other instruments that are not part of the S&P 500 Index) to replicate the index while limiting transaction costs. Additionally, both Funds invest in common stocks of large growth and value companies.  In addition, the LVIP SSgA S&P 500 Index Fund has a similar risk characteristic (as measured by a 3-year BETA vs. the S&P 500 Index) to the Dreyfus Stock Index Fund, Inc. In short, each of these Funds seeks to achieve its objective through very similar investment strategies. The Applicant believes that the investment objectives of the Funds are not different in a material manner because both Funds seek to replicate the S&P 500 Index. Because of the substantially similar investment strategies of the funds, Applicants do not believe the substitution will cause any inappropriate impact on Contractowners. An investor in the Dreyfus Stock Index Fund, Inc. is generally attempting to achieve the same long-term goal as that sought by the LVIP SSgA S&P 500 Index Fund investors.

4.                                      Although not identical, the investment objectives, policies and strategies of the LVIP SSgA Small-Cap Index Fund are sufficiently consistent with those of the Dreyfus VIF Developing Leaders Portfolio to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the LVIP SSgA Small-Cap Index Fund is to seek to approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies. The capitalization range for the Russell 2000 Index is $78 million to $1.7 billion. Under normal circumstances, the Fund intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as stock index futures contracts and options, that provide exposure to the stocks of companies in the Russell 2000 Index.  The fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the Russell 2000 Index.  An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money. (A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.)

The investment objective of the Dreyfus VIF Developing Leaders Portfolio is to seek maximum capital appreciation by investing in stocks of small-cap companies.  To pursue this goal, under normal circumstances, the Portfolio invests primarily in small-cap companies, which are companies with market capitalizations of less than $2 billion at the time of purchase.  However, since the Portfolio may continue to hold the securities of companies as their market capitalizations grow, a substantial portion of the Portfolio’s holdings may have market capitalizations in excess of $2 billion at any given time.  The Portfolio may invest up to 25% of its assets in foreign securities.  In choosing stocks, the Portfolio focuses on small-cap companies with total market values of less than $2 billion.  The Portfolio uses a blended strategy, investing in a combination of growth companies and value companies.  Using fundamental research and direct management contact, the portfolio managers seek stocks with strong positions in major product lines, sustained achievement records and strong financial conditions.  The Portfolio may make short sales, which involves selling a security it does not own in anticipation that the security’s price will decline. Short sales expose the Portfolio to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Portfolio. The Portfolio may purchase securities of companies in initial purchase offerings (IPOs) or shortly thereafter. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the portfolio’s performance depends on a variety of factors, including the number of IPOs the Portfolio invests in relative to the size of the Portfolio and whether and to what extent a security purchase in an IPO appreciates or depreciates in value. As a portfolio’s asset base increases, IPOs often have a diminished effect on such portfolio’s performance.

The LVIP SSgA Small-Cap Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on November 7, 2006, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.

The investment objectives of the LVIP SSgA Small-Cap Index Fund and the Dreyfus VIF Developing Leaders Portfolio are different; however, both Funds invest in small capitalization stocks.  Additionally, both Funds invest in small, growth-oriented companies and small, value-oriented companies. In addition, the LVIP SSgA Small-Cap Index Fund has a slightly higher risk characteristic (as measured by a Russell 2000 Index proxy 3-year BETA vs. the S&P 500 Index) than the Dreyfus VIF Developing Leaders Portfolio. While the risk characteristic is slightly higher, the LVIP SSgA Small-Cap Index Fund is a passively managed fund, and thus will not bear actively managed risk as that of Dreyfus VIF Developing Leaders Portfolio. Derivative instruments within passive index funds like the LVIP SSgA Small-Cap Index Fund are meant to be used to reduce securities transaction costs while maintaining similar risk profiles to the index that is being replicated. The Applicant believes that the investment objectives of the Funds are not different in a material manner because both Funds invest in small-capitalization equities.  Because of the substantially similar investment strategies of the funds, Applicants do not believe the substitution will cause any inappropriate impact on Contractowners.

A precedent for this type of substitution appears in a substitution order issued to Lincoln Life relating to the substitution of Scudder VIT Small Cap Index Fund for Dreyfus VIF Developing Leaders Portfolio (formerly known as Dreyfus VIF Small Cap Portfolio). See Substitution 8 in the filing cited below.(5)

5.                                      Although not identical, the investment objectives, policies and strategies of the LVIP SSgA Small-Cap Index Fund are sufficiently consistent with those of the DWS VIT Small Cap Index VIP to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the LVIP SSgA Small-Cap Index Fund is to seek to approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.  Under normal circumstances, the Fund intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as stock index futures contracts and options, that provide exposure to the stocks of companies in the Russell 2000 Index. The fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the Russell 2000 Index.  An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money. (A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of

(5) See, e.g., The Lincoln National Life Insurance Company, et. al., Inv. Co. Act Rel. No. 25652 (July 9, 2002) (Order) File No. 812-11894.

the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.)

The investment objective of the DWS VIT Small Cap Index VIP is to replicate as closely as possible, before the deduction of expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.  The portfolio uses quantitative analysis techniques to structure the portfolio to obtain a high correlation to the Russell 2000 Index while remaining as fully invested as possible in all market environments.  Under normal circumstances, the portfolio intends to invest at least 80% of its assets in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as futures contracts and options, that provide exposure to the stocks of companies in the Russell 2000 Index. The portfolio may invest, to a limited extent, in securities index futures or options, which are types of derivatives. The portfolio will not use these derivatives for speculative purposes. Rather, the portfolio invests in derivatives to keep cash on hand to meet shareholder redemptions or other needs while maintaining exposure to the stock market. Risks associated with derivatives include: the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives used for risk management may not have the intended effects and may result in losses or missed opportunities; the risk that the portfolio will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; the risk of interest rate movements; and the risk that the derivatives transaction could expose the portfolio to the effects of leverage, which could increase the portfolio’s exposure to the market and magnify potential losses.

The LVIP SSgA Small-Cap Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on November 7, 2006, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.

The investment objectives of the LVIP SSgA Small-Cap Index Fund and the DWS VIT Small-Cap Index VIP are substantially similar.  Both funds seek to replicate as closely as possible the performance of the Russell 2000 Index.  Additionally, both Funds invest in common stocks of small growth and value companies.  In addition, the LVIP SSgA Small-Cap Index Fund has a similar risk characteristic (as measured by a Russell 2000 Index proxy 3-year BETA vs. the S&P 500 Index) to the DWS VIT Small-Cap Index VIP. In short, each of these Funds seeks to achieve its objective through very similar investment strategies.  The Applicant believes that the investment objectives of the Funds are not different in a material manner because both Funds seek to replicate the Russell 2000 Index. Because of the substantially similar investment strategies of the funds, Applicants do not believe the substitution will cause any inappropriate impact on Contractowners.

6.                                      Although not identical, the investment objectives, policies and strategies of the LVIP SSgA Bond Index Fund are sufficiently consistent with those of the Fidelity VIP Asset Manager Portfolio assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the LVIP SSgA Bond Index Fund is to seek to match as closely as practicable, before fees and expenses, the performance of the Barclay’s Capital Aggregate Bond Index, which is an unmanaged index composed of securities from the Barclay’s Capital U.S. Aggregate Bond Index, Mortgage-Backed Securities Index, CMBS Index and the Asset-Backed Securities Index including securities that are of investment grade-quality or better and have at least one year to maturity.  The Fund pursues it objectives by investing in a well-diversified portfolio that is representative of the domestic investment grade bond market.  Under normal circumstances, the Fund intends to invest at least 90% of its assets, determined at time of purchase, in bond securities that are held in the Barclay’s Capital Aggregate Bond Index.  The Fund may at times purchase or sell futures contracts on fixed-income securities, interest rates, and fixed-income securities indices in lieu of investment directly in fixed-income securities themselves.  The Fund might do so for example, in order to adjust the interest-rate sensitivity of the Fund to bring it more closely in line with that of the Barclay’s Capital Aggregate Bond Index.  It might also do so to increase its investment exposure pending investment of cash in bonds comprising the Index or to reduce its investment exposure in situations where it intends to sell a portion of the securities in its portfolio but the sale has not yet been completed.

The investment objective of the Fidelity VIP Asset Manager Portfolio is to seek to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments.  The Portfolio’s principal investment strategies include: allocating the Portfolio’s assets among stocks, bonds, and short-term and money market instruments; maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term and money market instruments; adjusting allocation among asset classes gradually within the following ranges: stock class (30%-70%), bond class (20%-60%), and short-term/money market class (0%-50%); investing in domestic and foreign issuers; analyzing an issuer using fundamental and/or quantitative factors and evaluating each security’s current price relative to estimated long-term value to select investments; potentially using other investment strategies to increase or decrease the Portfolio’s exposure to changing security prices or other factors that affect security values. Most of the bond class is invested using Central Funds(6), each of which focuses on a particular type of fixed-income securities. At present, these include investment-grade bonds, high yield securities, and floating rate loans and other floating rate securities. The Portfolio may also buy other types of bonds or Central Funds focusing on other types of bonds.

(6) Central Funds are special types of investment vehicles created by Fidelity for use by the Fidelity funds and other advisory clients. Central Funds incur certain costs related to their investment activity (such as custodial fees and expenses), but do not pay additional management fees to Fidelity. The investment results of the portions of the fund’s assets invested in the Central Funds will be based upon the investment results of those funds.

The LVIP SSgA Bond Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on November 7, 2006, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.

The investment objectives of the LVIP SSgA Bond Index Fund and the Fidelity VIP Asset Manager Fund are different; however, applicants believe the substitution is appropriate because both Funds seek to invest substantial portion of their assets in fixed-income securities, with the Fidelity VIP Asset Manager Fund also investing a portion of its assets in equity securities.  The LVIP SSgA Bond Index Fund has a much lower risk characteristic (as measured by a 3-year BETA vs. the S&P 500 Index) than the Fidelity VIP Asset Manager Fund, due to the Fidelity VIP Asset Manager Fund’s portion of assets invested in equity securities. The Fidelity VIP Asset Manager Portfolio can invest in foreign issues and “other types of bonds” including floating rate loans. Other types of bonds can include mortgage backed securities. The LVIP SSgA Bond Index Fund does not invest in foreign equity securities and does not invest in floating rate loans, but does invest in mortgage backed securities (as can the Fidelity VIP Asset Manager Portfolio).  The Applicants are replacing Fidelity VIP Asset Manager Fund with a lower expense fund, LVIP SSgA Bond Index Fund, albeit a fixed-income fund. While each of these Funds seeks to achieve its objective through somewhat different investment strategies, Applicants do not believe the differences will cause any inappropriate impact on Contractowners.

7.                                      Although not identical, the investment objectives, policies and strategies of the LVIP SSgA S&P 500 Index Fund are sufficiently consistent with those of the Janus Aspen Worldwide Portfolio to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the LVIP SSgA S&P 500 Index Fund is to seek to approximate, as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.  Under normal market conditions, the Fund will invest at least 90% of its assets in the securities of issuers included in the S&P 500 Index.  The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index.  An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money. (A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.)  When evaluating the Fund’s performance, the S&P 500 Index is used as the benchmark.  The Fund may not track the performance of the S&P 500 Index perfectly due to expenses and transaction costs, the size and frequency of cash flow into and out of the Fund, and differences between how and when the Fund and the Index are valued.

The investment objective of the Janus Aspen Worldwide Portfolio is long-term growth of capital (capital appreciation) in a manner consistent with the preservation of capital.  The Portfolio invests primarily in common stocks of companies of any size located throughout the world, and also invests a substantial portion of its assets in large capitalization foreign equity securities. The Portfolio normally invests in issuers from at least five different countries, including the United States.  The Portfolio may, under unusual circumstances, invest in fewer than five countries or even a single country.  The portfolio manager applies a “bottom up” approach in choosing investments.  In other words, the portfolio manager looks at companies one at a time to determine if a company is an attractive investments opportunity and if it is consistent with the Portfolio’s investment policies. If the portfolio manager is unable to find such investments, the Portfolio’s uninvested assets may be held in cash or similar investments. Within the parameters of its specific investment policies, the Portfolio will limit its investment in high-yield/high-risk bonds to less than 35% of its net assets.

The LVIP SSgA S&P 500 Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on November 7, 2006, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.

The investment objectives of the LVIP SSgA S&P 500 Index Fund and the Janus Aspen Worldwide Portfolio are different; however,

both Funds invest in large capitalization domestic equity securities, with Janus Aspen Worldwide Portfolio also investing a substantial portion of its assets in large capitalization foreign equity securities.  In addition, the LVIP SSgA S&P 500 Index Fund has a slightly lower risk characteristic (as measured by a 3-year BETA vs. the S&P 500 Index) than the Janus Aspen Worldwide Portfolio. While slightly lower, the LVIP SSgA S&P 500 Index Fund is a passively managed fund, and thus will not bear actively managed risk as that of Janus Aspen Worldwide Portfolio. Derivative instruments within passive index funds like the LVIP SSgA S&P 500 Index Fund are meant to be used to reduce securities transaction costs while maintaining similar risk profiles to the index that is being replicated.  The Applicants are replacing Janus Aspen Worldwide Portfolio with a lower expense fund, LVIP SSgA S&P 500 Index Fund, albeit a domestic equity fund, noting that there is still a substantial investment in domestic equity securities in the Janus Aspen Worldwide Portfolio. Applicants also believe that as the LVIP SSgA S&P 500 Fund has been in existence for over nine years (since May of 2000), its more recent inception date should not have a bearing on its substitution for the Janus Aspen Worldwide Portfolio. Applicants do not believe the difference in the investment objectives and strategies of the funds will cause any inappropriate impact on Contractowners.

A precedent for this type of substitution appears in a substitution order issued to Lincoln Life relating to the substitution of Scudder VIT Equity 500 Index Fund for Janus Aspen Worldwide Portfolio. See Substitution 3 in the filing cited below.(7)

8.                                  Although not identical, the investment objectives, policies and strategies of the LVIP SSgA S&P 500 Index Fund are sufficiently consistent with those of the Neuberger Berman AMT Partners Portfolio to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the LVIP SSgA S&P 500 Index Fund is to seek to approximate, as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly

(7) See, e.g. Lincoln National Life Insurance Company, et. al., Inv. Co. Act Rel. No. 27204 (January 5, 2006) (Order), File No. 812-13094.

traded in the United States, as represented by the S&P 500 Index.  Under normal market conditions, the Fund will invest at least 90% of its assets in the securities of issuers included in the S&P 500 Index.  The Fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the S&P 500 Index.  An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money. (A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.) When evaluating the Fund’s performance, the S&P 500 Index is used as the benchmark.  The Fund may not track the performance of the S&P 500 Index perfectly due to expenses and transaction costs, the size and frequency of cash flow into and out of the Fund, and differences between how and when the Fund and the Index are valued.

The investment objective of the Neuberger Berman AMT Partners Portfolio is to seek growth of capital.  To pursue this goal, the Portfolio invests mainly in common stocks of mid-to large-capitalization companies (the fund, however, predominately invests in large-capitalization companies and thus is categorized as a “large cap value” fund).  The Portfolio seeks to reduce risk by diversifying among many companies and industries.  The Portfolio Manager looks for well-managed companies with strong balance sheets whose stock prices are undervalued (“value oriented” investment approach).  Factors in identifying these firms may include: historical low valuation; strong fundamentals, such as a company’s financial, operational, and competitive positions; and relatively high operating profit margins and returns.  The manager looks for well-managed companies with strong balance sheets whose stock prices are undervalued.  The Portfolio has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

The LVIP SSgA S&P 500 Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on November 7, 2006, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.

LVIP SSgA S&P 500 Index Fund’s and the Neuberger Berman AMT Partners Portfolio’s investment objectives are different; however, Applicants believe the substitution is appropriate because both Funds primarily invest in stocks of large-sized domestic stock companies, with

Neuberger Berman AMT Partners Portfolio employing a “value oriented” investment approach and LVIP SSgA 500 Index Fund investing in large-sized domestic stock companies (which include “value oriented” and “growth oriented” stocks).  In addition, the LVIP SSgA 500 Index Fund has a lower risk characteristic (as measured by a 3-year BETA vs. the S&P 500 Index) than the Neuberger Berman AMT Partners Portfolio. While slightly lower, the LVIP SSgA S&P 500 Index Fund is a passively managed fund, and thus will not bear actively managed risk as that of Neuberger Berman AMT Partners Portfolio. Derivative instruments within passive index funds like the LVIP SSgA S&P 500 Index Fund are meant to be used to reduce securities transaction costs while maintaining similar risk profiles to the index that is being replicated.  The Applicants are replacing Neuberger Berman AMT Partners Portfolio with a lower expense fund, LVIP SSgA S&P 500 Index Fund, albeit a large-sized domestic equity fund (which include “value oriented” and “growth oriented” stocks), noting that there is still a substantial investment in domestic equity securities (including “value oriented”) in the Neuberger Berman AMT Partners Portfolio. Applicants also believe that as the LVIP SSgA S&P 500 Fund has been in existence for over nine years (since May of 2000), its more recent inception date should not have a bearing on its substitution for the Neuberger Berman AMT Partners Portfolio.  Applicants do not believe the difference in the investment objectives and strategies of the funds will cause any inappropriate impact on Contractowners.

A precedent for this type of substitution appears in a substitution order issued to Lincoln Life relating to the substitution of the LVIP SSgA 500 Index Fund for Neuberger Berman Partners AMT Partners Portfolio. See Substitution 9 in the filing cited.(8)

9.                                      Although not identical, the investment objectives, policies and strategies of the LVIP SSgA Small-Cap Index Fund are sufficiently consistent with those of the Neuberger Berman AMT Mid-Cap Growth Portfolio to assure that the essential objectives of affected Contractowners can continue to be met.

(8) See, e.g., The Lincoln National Life Insurance Company, et. al., Inv. Co. Act Rel. No. 25652 (July 9, 2002) (Order) File No. 812-11894.

The investment objective of the LVIP SSgA Small-Cap Index Fund is to approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.  The capitalization range for the Russell 2000 Index is $78 million to $1.7 billion. Under normal circumstances, the Fund intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as stock index futures contracts and options, that provide exposure to the stocks of companies in the Russell 2000 Index. The fund may invest in stock index futures as a substitute for a comparable market position in the securities underlying the Russell 2000 Index.  An index futures contract commits one party to sell and the other party to buy a stipulated quantity of a market index at a set price on or before a given date. This tactic can reduce the costs associated with direct investing. It also allows the fund to approach the returns of a fully invested portfolio while keeping cash on hand, either in anticipation of shareholder redemptions or because the fund has not yet invested new shareholder money. (A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The use of futures contracts entails certain risks, including the potential illiquidity of the markets for a particular futures contract at any specific time; imperfect correlation between the price of the futures contracts and the price of the underlying securities; and potential losses in excess of the amount invested in the futures contracts. Futures contracts may involve leveraging, and the use of leverage may magnify or otherwise increase investment losses.)

The investment objective of the Neuberger Berman AMT Mid-Cap Growth Portfolio is to seek growth of capital.  To pursue this goal, the Portfolio invests at least 80% of its assets in stocks of mid-capitalization companies.  Mid-capitalization companies are generally defined as those companies with a total market capitalization within the market capitalization range of the Russell Midcap Index ($24 million to $14.5 billion).  Using fundamental research and quantitative analysis, the Fund looks for fast-growing companies with above average sales and competitive returns on equity relative to their peers.  The Portfolio has the ability to change its goal without shareholder approval, although it does not currently intend to do so.

The LVIP SSgA Small-Cap Index Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on November 7, 2006, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.

The investment objectives of the LVIP SSgA Small-Cap Index Fund and the Neuberger Berman AMT Mid-Cap Growth Portfolio are different; however, both Funds are stock funds seeking primarily domestic investments.  Neuberger Berman AMT Mid-Cap Growth Portfolio employs a “growth” oriented investment approach, while the LVIP SSgA Small-Cap Index Fund seeks to replicate the Russell 2000 Index of small-capitalization companies.  Each Fund normally invests primarily in stocks of non-large-sized domestic stock companies, with the Neuberger Berman AMT Mid-Cap Growth Portfolio emphasizing mid-capitalization growth companies and LVIP SSgA Small-Cap Index Fund emphasizing small-capitalization companies. In addition, the LVIP SSgA Small-Cap Index Fund has a slightly higher risk characteristic (as measured by a Russell 2000 Index proxy 3-year BETA vs. the S&P 500 Index) than the Neuberger Berman AMT Mid-Cap Growth Portfolio. Both funds are similar in that they have a higher 3-year BETA vs. the S&P 500 Index risk characteristic. While the BETA is slightly higher, the LVIP SSgA Small-Cap Index Fund is a passively managed fund, and thus will not bear actively managed risk as that of Neuberger Berman AMT Mid-Cap Growth Portfolio. Derivative instruments within passive index funds like the LVIP SSgA Small-Cap Index Fund are meant to be used to reduce securities transaction costs while maintaining similar risk profiles to the index that is being replicated.  While each of these Funds seeks to achieve its objective through somewhat different investment strategies, Applicants do not believe there will be any inappropriate impact on Contractowners.

A precedent for this type of substitution appears in a substitution order issued to Lincoln Life relating to the substitution of Scudder VIT Equity 500 Index Fund for Janus Aspen Worldwide Portfolio.(9)

10.                               Although not identical, the investment objectives, policies and strategies of the LVIP Mondrian International Value Fund are sufficiently consistent with those of the T. Rowe Price International Stock Portfolio to assure that the essential objectives of affected Contractowners can continue to be met.

The investment objective of the LVIP Mondrian International Value Fund is long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.  The Fund pursues its objective by investing primarily in foreign equity securities (principally foreign stocks).  The Fund also holds some foreign equity securities of companies in developing and less developed foreign countries (emerging markets).  Under normal circumstances, the Fund invests at least 65% of its total assets in the foreign equity securities of companies located in at least five different countries.  The Fund selects individual foreign stocks using a value style of investment, which means that the Fund attempts to invest in stocks believed to be undervalued.  The Fund’s value-oriented approach places emphasis on identifying well-managed companies that are undervalued in terms of such factors as assets, earnings, dividends and growth potential.  Dividend yield plays a central role in this selection process.  The Fund also holds some investments in fixed-income securities (debt obligations) denominated in foreign currencies.  As a general matter, the Fund only invests in foreign debt obligations when the fund believes that they offer better long-term potential returns with less risk than investments in foreign equity securities.

The investment objective of the T. Rowe Price International Stock Portfolio is to seek long-term capital growth through investments primarily in the common stocks of established, non-U.S. companies.  The Portfolio expects to invest substantially all of the Portfolio’s assets in stocks outside the U.S. and to diversify broadly among developed and emerging countries throughout the world.  Stock selection reflects a growth style.  The Portfolio may purchase the stocks of companies of any size, but the focus will typically be on large and, to a lesser extent, medium sized companies.  Normally, at least 80% of the Portfolio’s net assets will be invested in stocks.  Bottom-up stock

(9) See Lincoln National Life Insurance Company, et. al, Inv. Co. Act Rel. No. 27204 (January 5, 2006) (Order) File No. 333-13094.

selection is the focus of the portfolio manager’s decision making.  Country allocation is driven largely by stock selection, though investments may be limited in markets that appear to have poor overall prospects.  While the Portfolio invests primarily in common stocks, the Portfolio may also purchase other securities, including futures and options, in keeping with the Portfolio’s objective.  Investments may be made in debt or preferred equity securities convertible into, or exchangeable for, equity securities. From time to time, the Portfolio may invest in corporate and government fixed-income securities. These securities would be purchased in companies that meet fund investment criteria. The price of a bond fluctuates with changes in interest rates, generally rising when interest rates fall and falling when interest rates rise.

The LVIP Mondrian International Value Fund is a series of the Lincoln Variable Insurance Products Trust (the “Trust”), which employs a “manager of managers” structure. Pursuant to an exemptive order to the Trust by the Commission on November 7, 2006, the Trust’s Adviser can hire, terminate and replace, as applicable, sub-advisers (except as a general matter, sub-advisers affiliated with the Adviser) without shareholder approval.

The investment objectives of the LVIP Mondrian International Value Fund and the T. Rowe Price International Stock Portfolio are substantially similar in that the Funds seek long-term capital appreciation and long-term growth, respectively. Both Funds are international funds and invest at least 65% of their assets in equity securities of issuers domiciled outside the United States. In this fund comparison, while foreign debt obligations are noted for LVIP Mondrian International Value Fund and foreign fixed income security investment is allowed for the T. Rowe Price International Stock Portfolio, both funds primarily invest in foreign equity securities. In addition, the LVIP Mondrian International Value Fund has a lower risk characteristic (as measured by a 3-year BETA vs. the S&P 500 Index) than the T. Rowe Price International Stock Portfolio. Because of the substantially similar investment strategies of the Funds, Applicants do not believe the substitution will cause any inappropriate impact on Contractowners. The focus of both Funds is investing in international equity securities as previously noted, with any international fixed income investment by LVIP Mondrian International Value Fund being secondary and thus not a significant difference in objectives. While each of these Funds seeks to achieve its objective through somewhat different investment strategies, an investor in the T. Rowe Price International Stock Portfolio is generally attempting to achieve the same long-term goal as that sought by the LVIP Mondrian International Value Fund investors.

B.            Comparison of Performance and Expenses

The following chart shows the average annual total returns for the Existing Funds for the past five calendar year periods and for the partial year ending June 30, 2009.

	Total Return of Existing Funds For the Periods Indicated Below
EXISTING FUNDS	As of June 30, 2009	Calendar Year 2008	Calendar Year 2007	Calendar Year 2006	Calendar Year 2005	Calendar Year 2004
AllianceBernstein VPS Growth Portfolio – Class B (Inception date: 6/1/99)	8.3%	-42.6%	12.7%	-1.2%	11.6%	14.5%
American Century VP Balanced – Class I (Inception date: 5/1/91)	7.0%	-5.4%	4.9%	9.6%	4.9%	9.8%
Dreyfus Stock Index Fund, Inc. (Inception date: 9/29/89)	3.2%	-37.1%	5.3%	15.5%	4.7%	10.6%
Dreyfus VIF Developing Leaders Portfolio – Initial Class (Inception date: 8/31/90)	1.6%	-37.6%	-11.1%	3.8%	5.8%	11.3%
DWS Small-Cap Index Fund-Class A (Inception date: 8/25/97)	2.3%	-34.1%	-1.9%	17.5	4.3%	17.8%
Fidelity VIP Asset Manager Portfolio – Initial Class (Inception date: 9/6/89)	9.6%	-28.8%	15.6%	7.3%	4.0%	5.5%
Janus Aspen Worldwide Portfolio – Institutional Class (Inception date: 9/13/89)	14.0%	-44.7%	9.7%	18.2%	5.9%	4.8%
Neuberger Berman AMT Partners Portfolio (Inception date: 3/22/84)	20.7%	-52.4%	9.3%	12.2%	18.0%	19.0%
Neuberger Berman AMT Mid-Cap Growth Portfolio (Inception date:11/3/97)	7.8%	-43.4%	22.5%	14.7	13.7	16.3
T. Rowe Price International Stock Portfolio (Inception date: 3/31/94)	21.5%	-48.7%	13.0%	19.1%	16.0%	13.8%

The following chart shows the average annual total returns for the Replacement Funds for the past five calendar year periods and for the partial year ending June 30, 2009.

	Total Return of Replacement Funds For the Periods Indicated Below
REPLACEMENT FUNDS	As of June 30, 2009	Calendar Year 2008	Calendar Year 2007	Calendar Year 2006	Calendar Year 2005	Calendar Year 2004
AllianceBernstein VPS Growth and Income Portfolio – Class B (Inception date: 6/1/99)	3.4%	-40.7%	4.9%	17.0%	4.6%	11.2%
LVIP SSgA Bond Index Fund – Standard Class (Inception date: 4/30/08)	1.0%	3.3%	N/A	N/A	N/A	N/A
LVIP Mondrian International Value Fund – Standard Class (Inception date: 5/1/91)	-0.2%	-36.7%	11.5%	30.0%	12.5%	20.9%
LVIP SSgA S&P 500 Index Fund – Standard Class (Inception date: 5/1/00)	2.9%	-37.3%	5.3%	15.5%	4.7%	10.6%
LVIP SSgA Small-Cap Index Fund – Standard Class (Inception date: 4/18/86)	1.9%	-34.1%	4.2%	13.1%	12.0%	6.2%

The following chart shows the investment advisors and affiliations of the Existing Funds and the Replacement Funds.

	Investment Advisor/Affiliated w/ Applicants?	Fund Affiliated w/ Applicants?	Current Investment Option
EXISTING FUNDS:
AllianceBernstein VPS Growth Portfolio – Class B (Inception date: 6/1/99)	No	No	Yes
American Century VP Balanced – Class I (Inception date: 5/1/91)	No	No	Yes
Dreyfus Stock Index Fund, Inc. (Inception date: 9/29/89)	No	No	Yes
Dreyfus VIF Developing Leaders Portfolio – Initial Class (Inception date: 8/31/90)	No	No	Yes
DWS Small-Cap Index Fund-Class A (Inception date: 8/25/97)	No	No	Yes
Fidelity VIP Asset Manager Portfolio – Initial Class (Inception date: 9/6/89)	No	No	Yes
Janus Aspen Worldwide Portfolio – Institutional Class (Inception date: 9/13/89)	No	No	Yes
Neuberger Berman AMT Partners Portfolio (Inception date: 3/22/84)	No	No	Yes
Neuberger Berman AMT Mid-Cap Growth Portfolio (Inception date:11/3/97)	No	No	Yes
T. Rowe Price International Stock Portfolio (Inception date: 3/31/94)	No	No	Yes

REPLACEMENT FUNDS:
AllianceBernstein VPS Growth and Income Portfolio – Class B (Inception date: 6/1/99)	No	No	Yes
LVIP SSgA Bond Index Fund – Standard Class (Inception date: 4/30/08)	Yes	Yes	Yes
LVIP Mondrian International Value Fund – Standard Class (Inception date: 5/1/91)	Yes	Yes	Yes
LVIP SSgA S&P 500 Index Fund – Standard Class (Inception date: 5/1/00)	Yes	Yes	No
LVIP SSgA Small-Cap Index Fund – Standard Class (Inception date: 4/18/86)	Yes	Yes	No

Listed below is a narrative comparison of the performance of the Replacement and Existing Funds illustrated in the charts above.

•                  AllianceBernstein VPS Growth and Income Portfolio has better performance for calendar years 2008 and 2006, and lower performance for partial year 2009 and calendar years 2007, 2005, and 2004, compared to the AllianceBernstein VPS Growth Portfolio;

•                  LVIP SSgA Bond Index Fund has better performance for calendar year 2008 and lower performance for partial year 2009 compared to the American Century VP Balanced Fund;

•                  LVIP SSgA S&P 500 Index Fund has substantially similar performance for calendar years 2008, 2007, 2006, 2005, and 2004, and lower performance for 2009 compared to the Dreyfus Stock Index Fund, Inc.;

•                  LVIP SSgA Small-Cap Index Fund has better performance for partial year 2009 and calendar years 2008, 2007, 2006, and 2005, and lower performance for calendar year 2004, compared to the Dreyfus VIF Developing Leaders Portfolio;

•                  LVIP SSgA Small-Cap Index Fund has better performance for calendar years 2007 and 2005; substantially similar performance for calendar year 2008; and lower performance for calendar years 2006 and 2004 and partial year 2009 compared to the DWS Small-Cap Index Fund ;

•                  LVIP SSgA Bond Index Fund has better performance for calendar year 2008 and lower performance for partial year 2009 compared to Fidelity VIP Asset Manager Portfolio. The LVIP SSgA Bond Index Fund’s inception date is 4/30/08.

•                  LVIP SSgA S&P 500 Index Fund has better performance for calendar years 2008 and 2004, and lower performance for partial year 2009 and calendar years 2007, 2006 and 2005, compared to the Janus Aspen Worldwide Portfolio (the inception date of the LVIP SSgA S&P 500 Index Fund (May 2007) has no material bearing on the ability of the fund managers to replicate the S&P 500 Index);

•                  LVIP SSgA S&P 500 Index Fund Portfolio has better performance for calendar year 2008 and 2006 and lower performance for partial year 2009 and calendar years 2007, 2005, and 2004, compared to the Neuberger Berman AMT Partners Portfolio;

•                  LVIP SSgA Small-Cap Index Fund has better performance for calendar year 2008 and lower performance for partial year 2009 and calendar years 2007, 2006, 2005, and 2004, compared to the Neuberger Berman AMT Mid-Cap Growth Portfolio;

•                  LVIP Mondrian International Value Fund has better performance for calendar years 2008, 2006, and 2004, and lower performance for partial year 2009 and calendar years 2007 and 2005, compared to the T. Rowe Price International Stock Portfolio.

The following charts provide the approximate size (as of 12/31/08) and expense ratios for each of the Existing Funds for Calendar Year 2008 and for the partial year ending June 30, 2009.

EXISTING FUNDS	Net Assets † at June 30, 2009 (in thousands)	Gross Calendar Year 2008 Expense Ratioà	Net Calendar Year 2008 Expense Ratioà
AllianceBernstein VPS Growth Portfolio – Class B (Inception date: 6/1/99)	88,000	1.19%	1.19%
American Century VP Balanced Fund – Class I (Inception date: 5/1/91)	112,000	0.91%	0.91%
Dreyfus Stock Index Fund, Inc. (Inception date: 9/15/94)	1,540,000	0.28%	0.28%
Dreyfus VIF Developing Leaders Portfolio (Inception date: 7/5/94)	148,000	0.83%	0.70%
DWS VIT Small Cap Index Fund – Class A (Inception date: 8/25/97)	255,000	0.54%	0.54%
Fidelity VIP Asset Manager Portfolio – Initial Class (Inception date: 9/6/89)	11,203,000,000	0.63%	0.63%
Janus Aspen Worldwide Portfolio – Institutional Class (Inception date: 9/13/89)	668,000	0.53%	0.53%
Neuberger Berman AMT Partners Portfolio (Inception date: 3/22/84)	238,000	0.95%	0.95%
Neuberger Berman AMT Mid-Cap Growth Portfolio (Inception date: 11/3/97)	333,000	0.92%	0.92%
T. Rowe Price International Stock Portfolio (Inception date: 3/31/94)	235,000	1.05%	1.05%

†             Reflects total assets of share class, where applicable, of the fund.

à           Total annual expenses.

The next chart provides the approximate size (as of 6/30/08) and expense ratios for each of the Replacement Funds for Calendar Year 2008 and for the partial year ending June 30, 2009.

REPLACEMENT FUNDS	Net Assets † at June 30, 2009 (in thousands)	Gross Calendar Year 2008 Expense Ratioà	Net Calendar Year 2008 Expense Ratioà
AllianceBernstein VPS Growth and Income Portfolio – Class B (Inception date: 6/1/99)	967,000	0.87%	0.87%
LVIP SSgA Bond Index Fund – Standard Class (Inception date: 4/30/08)	383,000	0.53%	0.43%
LVIP SSgA S&P 500 Index Fund – Standard Class (Inception date: 5/1/00)	404,00	0.33%	0.33%
LVIP SSgA Small-Cap Index Fund – Standard Class (Inception date: 4/18/86)	170,000	0.47%	0.47%
LVIP Mondrian International Value Fund – Standard Class (Inception date: 5/1/91)	616,000	0.80%	0.80%

à    Total annual expenses.

†    Reflects total assets of share class, where applicable, of the Fund.

The following chart shows an individual comparison of fees and expenses for each substitution proposed in this Application.  Acquired fund fees and expenses are included where applicable.  The advisory fee rates paid by each Fund are available in each Fund’s Statement of Additional Information (“SAI”). In addition, the sub-advisory rates paid by the Advisor (where applicable), the accounting fee rates, and other fees and expenses are also available in each Fund’s SAI. The Funds can arbitrarily lower their fund expenses at the Fund Trustees’ discretion. In addition, the Funds can impose or remove Fund expense caps. The Fund’s expenses can increase or decrease with increases or decreases in the Fund’s assets under management. The ultimate accounting for these aforementioned fees is reflected in the Fund’s Management Fee and Total Fund Expense in the following chart. The Applicant acknowledges the complexity of these fund expense calculations, and therefore, the Applicant has selected Replacement Funds whose Total Fund Expense and Management Fees are substantially lower than those of the Existing Funds (where possible). Applicant also acknowledges that one fund substitution may not allow for substantially lower fund fees and expenses (e.g., Substitution 3). Ultimately, the Applicant is guaranteeing that Replacement Fund expenses will not be higher than those of the Existing Fund for a period of two years. All numbers are as of December 31, 2008.

Substitution 1:

	Existing Fund	Replacement Fund
	Alliance Bernstein VPS Growth Portfolio	AllianceBernstein VPS Growth and Income Portfolio
Management Fee	0.75%	0.55%
Management Fee Schedule	First $2.5 billion 0.75% Next $2.5 billion 0.65% Over $5 billion 0.60%	First $2.5 billion 0.55% Next $2.5 billion 0.45% Over $5 billion 0.40%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.19%	0.07%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	1.19%	0.87%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	1.19%	0.87%

Substitution 2:

	American Century Balanced Fund	LVIP SSgA Bond Index Fund(10)
Management Fee	0.90%	00.40%
Management Fee Schedule	First $250 million 0.90% Next $250 million 0.85% Over $500 million 0.80%
12b-1 Fee	N/A	0.00%
Other Expenses	0.01%	0.13%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	0.91%	0.53%
Fee Waiver	0.00%	0.10%
Net Total Annual Expense	0.91%	0.43%

(10) The adviser has contractually agreed to waive the following portion of its advisory fee for the fund: 0.07% on the first $500 million of average daily net assets of the fund and 0.12% of average daily net assets of the fund in excess of $500 million.  This waiver will continue at least through April 30, 2010, and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund. The adviser has contractually agreed to reimburse the fund to the extent that the fund’s Total Annual Fund Operating Expenses (excluding underlying fund fees and expenses) exceed 0.45% of average daily net assets. The agreement will continue at least through April 30, 2010 and renew automatically for one-year terms unless the adviser provides written notice of termination to the fund.

Substitution 3:

	Dreyfus Stock Index Fund, Inc.	LVIP SSgA S&P 500 Index Fund(11)
Management Fee	0.25%	0.24%
Management Fee Schedule	0.25%	First $500 million 0.24% Next $500 million 0.20% Over $1 billion 0.16%
12b-1 Fee	0.00%	0.00%
Other Expenses	0.03%	0.09%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	0.28%	0.33%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	0.28%	0.33%

Substitution 4:

	Dreyfus VIF Developing Leaders Portfolio	LVIP SSgA Small-Cap(11) Index Fund
Management Fee	0.75%	0.32%
12b-1 Fee	0.00%	0.00%
Other Expenses	0.08%	0.15%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	0.83%	0.47%
Fee Waiver	0.13%	0.00%
Net Total Annual Expense	0.70%	0.47%

Substitution 5:

	DWS Small Cap Index VIP(12)	LVIP SSgA Small-Cap Index Fund(11)
Management Fee	0.35%	0.32%
12b-1 Fee	0.00%	0.00%
Other Expenses	0.19%	0.15%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	0.54%	0.47%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	0.54%	0.47%

(11) The information in the expense table has been restated to reflect that the expense reimbursement agreement with the adviser was terminated effective April 30, 2009.

(12) “Other Expenses” are based on estimated amounts for the current fiscal year. Actual expenses may be different. Includes 0.10% administration fee. Through September 30, 2009, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the fund to the extent necessary to maintain the fund’s operating expenses at 0.51% for Class A, excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest.

Substitution 6:

	Fidelity VIP Asset Manager Portfolio(13)	LVIP SSgA Bond Index Fund(10)
Management Fee	0.51%	0.40%
Management Fee Schedule	First $3 billion 0.52% Next $3 billion 0.49% Next $3 billion 0.46% Next $3 billion 0.43%
12b-1 Fee	0.00%	0.00%
Other Expenses	0.12%	0.13%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	0.63%	0.53%
Fee Waiver	0.00%	0.10%
Net Total Annual Expense	0.63%	0.43%

(13) The Management Fee is reduced by a group fee component based on economies of scale derived from other portfolios in the trust.

Substitution 7:

	Janus Aspen Worldwide Portfolio(14)	LVIP SSgA S&P 500 Index Fund(11)
Management Fee	0.50%	0.24%
Management Fee Schedule	0.60% base fee (subject to 0.15% plus or minus rate based on performance)	First $500 million 0.24% Next $500 million 0.20% Over $1 billion 0.16%
12b-1 Fee	0.00%	0.00%
Other Expenses	0.03%	0.09%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	0.53%	0.33%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	0.53%	0.33%

(14) The “Management Fee” is the investment advisory fee rate paid by each Portfolio to Janus Capital as of the end of the fiscal year. For Worldwide Growth Portfolio, this fee may go up or down monthly based on the Portfolio’s performance relative to its benchmark index over the performance measurement period. Annual Fund Operating Expenses are stated both with and without contractual expense waivers by Janus Capital. Janus Capital has contractually agreed to waive certain Portfolios’ total operating expenses (excluding the distribution and shareholder servicing fee, the administrative services fee applicable to certain Portfolios, brokerage commissions, interest, dividends, taxes, and extraordinary expenses including, but not limited to, acquired fund fees and expenses) to certain limits until at least May 1, 2010. The expense waivers shown reflect the application of such limits. The expense limits are described in the “Management Expenses” section of the Portfolio’s Prospectus. Worldwide Portfolio pays an investment advisory fee rate that adjusts up or down based upon the Portfolio’s performance relative to its benchmark index during the measuring period. This fee rate, prior to any performance adjustment, is 0.60% for Worldwide Growth Portfolio; and may go up or down by a variable of up to 0.15% (assuming constant assets) on a monthly basis. Any such adjustment to the fee rate commenced February 2007 for Worldwide Portfolio, and may increase or decrease the Management Fee. Refer to the “Management Expenses” section in the Portfolio’s Prospectus for additional information with further description in the Statement of Additional Information. Formerly known as Worldwide Growth Portfolio.

Substitution 8:

	Neuberger Berman AMT Partners Portfolio(15)	LVIP SSgA S&P 500 Index Fund(11)
Management Fee	0.84%	0.24%
Management Fee Schedule	First $250 million 0.55% Next $250 million 0.525% Next $250 million 0.50% Next $250 million 0.475% Next $500 million 0.45% Next $2.5 billion 0.425% Over $4 billion 0.40%	First $500 million 0.24% Next $500 million 0.20% Over $1 billion 0.16%
12b-1 Fee	0.00%	0.00%
Other Expenses	0.11%	0.09%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	0.95%	0.33%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	0.95%	0.33%

(15) The Management Fee includes investment management and administration fees.  Neuberger Berman Management Inc. (“NBMI”) has undertaken through December 31, 2012 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Balanced, Short Duration Bond, Mid-Cap Growth, and Partners Portfolios) and excluding taxes, interest extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of average daily net asset value of the Balanced, Short Duration Bond, Mid-Cap Growth and Partners Portfolios; and 1.50% of the average daily net asset value of the Regency Portfolio. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI with three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed to its respective limitation.

Substitution 9:

	Neuberger Berman AMT Mid-Cap Growth Portfolio(15)	LVIP SSgA Small-Cap Index Fund(11)
Management Fee	0.83%	0.32%
Management Fee Schedule	First $250 million 0.55% Next $250 million 0.525% Next $250 million 0.50% Next $250 million 0.475% Next $500 million 0.45% Next $2.5 billion 0.425% Over $4 billion 0.40%	0.32%
12b-1 Fee	0.00%	0.00%
Other Expenses	0.09%	0.15%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	0.92%	0.47%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	0.92%	0.47%

Substitution 10:

	T. Rowe Price International Stock Portfolio	LVIP Mondrian International Value Fund
Management Fee	0.93%	0.70%
Management Fee Schedule	0.93%	First $200 million 0.90% Next $200 million 0.7% Over $400 million 0.60%
12b-1 Fee	0.00%	0.00%
Other Expenses	0.00%	0.10%
Acquired Fund Fee/Expense	0.00%	0.00%
Total Annual Operating Expense	1.05%	0.80%
Fee Waiver	0.00%	0.00%
Net Total Annual Expense	1.05%	0.80%

The Applicants’ proposed substitutions would effectively consolidate the Lincoln Life and LNY assets of each Replacement Fund held by the Accounts with those of the corresponding Existing Fund, with a goal of each Replacement Fund having an expense ratio that is equal to or lower than the Existing Fund.

Listed below is a narrative comparison of the sizes, expense ratios, and management fee plus 12b-1 fees, where applicable, of the Replacement and Existing Funds illustrated in the charts above.  In the following comparisons, “expense ratio” refers to both gross and net expense ratios, and “management fee” includes both gross and net management fees, as well as any applicable 12b-1 fees.

•                  AllianceBernstein VPS Growth and Income Portfolio has a lower expense ratio and management fee and is much larger than the AllianceBernstein VPS Growth Portfolio. The AllianceBernstein VPS Growth and Income Portfolio has also has performed better for two time periods and lower for four time periods compared to the AllianceBernstein VPS Growth Portfolio.

•                  LVIP SSgA Bond Index Fund has a lower expense ratio and management fee and is larger than the American Century VP Balanced Fund.  The LVIP SSgA Bond Index Fund has also performed better for one time period and lower for one time period compared to the American Century VP Balanced Fund.

•                  LVIP SSgA S&P 500 Index Fund has a higher (0.33% v 0.28%) expense ratio and a lower management fee and is much smaller than the Dreyfus Stock Index Fund, Inc. The LVIP SSgA S&P 500 Index Fund also has performed substantially similar for five time periods and lower for one time period compared to the Dreyfus Stock Index Fund, Inc.

•                  LVIP SSgA Small-Cap Index Fund has a lower expense ratio and management fee and is larger than the Dreyfus VIF Developing Leaders Portfolio. The LVIP SSgA Small-Cap Index Fund also has performed better for five time periods and lower for one time period compared to the Dreyfus VIF Developing Leaders Portfolio.

•                  LVIP SSgA Small-Cap Index Fund has a lower expense ratio and management fee and is smaller than the DWS VIT Small-Cap Index VIP. The LVIP SSgA Small-Cap Index Fund also has performed better for two time periods and substantially similar for one time period and lower for three time periods compared to the DWS VIT Small-Cap Index VIP. (The LVIP SSgA Small-Cap Index Fund’s investment strategy was changed to its current strategy as of 4/27/07.)

•                  LVIP SSgA Bond Index Fund has a lower expense ratio and management fee and is much smaller than the Fidelity VIP Asset Manager Portfolio. The LVIP Bond Index Fund has performed better for one time period and lower for one time period compared to the Fidelity VIP Asset Manager Portfolio. The LVIP SSgA Bond Index Fund’s inception date is 4/30/08.

•                  LVIP SSgA S&P 500 Index Fund has a lower expense ratio and management fee and is smaller than the Janus Aspen Worldwide Portfolio. The LVIP SSgA S&P 500 Index Fund also has performed better for two time periods and lower for four time periods compared to the Janus Aspen Worldwide Portfolio.

•                  LVIP SSgA S&P 500 Index Fund has a lower expense ratio and a lower management fee and is larger than the Neuberger Berman AMT Partners Portfolio. The LVIP SSgA S&P 500 Index Fund also has performed better for two time periods and lower for four time periods compared to the Neuberger Berman AMT Partners Portfolio.

•                  LVIP SSgA Small-Cap Index Fund has a lower expense ratio and a lower management fee and is smaller than the Neuberger Berman AMT Mid-Cap Growth Portfolio. The LVIP SSgA Small-Cap Index Fund also has performed better for one time period and lower for five time periods compared to the Neuberger Berman AMT Mid-Cap Growth Portfolio.

•                  LVIP Mondrian International Value Fund has a slightly lower expense ratio and a lower management fee and is larger than the T. Rowe Price International Stock Portfolio. The LVIP Mondrian International Value Fund also has performed better for three time periods and lower for three time periods compared to the T. Rowe Price International Stock Portfolio.

C.            Notice to Contractowners

By notice contained in the current prospectuses for the Contracts, all owners and prospective owners of the Contracts have been informed of Lincoln Life’s and LNY’s intention to take, pursuant to regulatory approval, the necessary actions, including seeking the order requested by this Application, to substitute Portfolios as described in Section III of this Application.

The prospectuses state that on the date of the proposed substitutions (after the relief requested has been obtained and all necessary systems support changes have been made), the Replacement Funds will replace the Existing Funds as the underlying investments for the sub-accounts without charge to the Contract owner.

By means of an additional prospectus supplement or updated prospectus, Contractowners will be advised, at least thirty days in advance of the substitutions, of the actual date of the substitutions.  In the pre-substitution notice, Applicants will advise Contractowners that, from the date of the supplement until the date of the proposed substitutions, they are permitted to make one transfer of contract value or cash value (or annuity unit exchange) out of each Existing Fund subaccount to one or more other subaccounts or fixed account available under the Contract without the transfer (or exchange) being treated as one of a limited number of transfers (or exchanges) allowed for under the Contracts. Further, such a transfer will not be subject to a transfer charge. Contractowners will be able to make a transfer of contract value or cash value by calling the toll-free customer service number provided in their prospectus, or by accessing their account at the internet service center. The notice will also inform Contractowners that the Applicants will not exercise any rights reserved under Contracts to impose additional restrictions on transfers until at least thirty days after the substitutions, except that the Applicants may impose restrictions on transfers to limit “market timing” activities by Contractowners or their agents.  The supplement will further advise

Contractowners that for at least 30 days following the proposed substitutions, Lincoln Life and LNY will permit Contractowners affected by the substitution to make one transfer of contract value or cash value (or annuity unit exchange) out of each Replacement Fund subaccount to one or more other subaccounts or fixed account without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.  At least sixty days prior to the proposed substitutions, a prospectus for each Replacement Fund will be provided to Contractowners who have not already received such a prospectus prior to the sixty day period before the effective date of the substitutions.  Thus, any Contractowner will have received current prospectus disclosure for each Replacement Fund at least sixty days or more in advance of the proposed substitutions.  The form of supplement is included as Exhibit B to this application.

III.          PROPOSED SUBSTITUTIONS

As stated above, Applicants propose that Lincoln Life and LNY replace shares of the Existing Funds with shares of the Replacement Funds held by corresponding sub-accounts of the Accounts, as outlined in the chart below:

	Existing Funds	Replacement Funds

Substitution 1:	AllianceBernstein VPS Growth Portfolio	AllianceBernstein VPS Growth and Income Portfolio

Substitution 2:	American Century VP Balanced Fund	LVIP SSgA Bond Index Fund

Substitution 3:	Dreyfus Stock Index Fund, Inc.	LVIP SSgA S&P 500 Index Fund

Substitution 4:	Dreyfus VIF Developing Leaders Portfolio	LVIP SSgA Small-Cap Index Fund

Substitution 5:	DWS Small Cap Index VIP	LVIP SSgA Small-Cap Index Fund

Substitution 6:	Fidelity VIP Asset Manager Portfolio	LVIP SSgA Bond Index Fund

Substitution 7:	Janus Aspen Worldwide Portfolio	LVIP SSgA S&P 500 Index Fund

Substitution 8:	Neuberger Berman AMT Partners Portfolio	LVIP SSgA S&P 500 Index Fund

Substitution 9:	Neuberger Berman AMT Mid-Cap Growth Portfolio	LVIP SSgA Small-Cap Index Fund

Substitution 10:	T. Rowe Price International Stock Portfolio	LVIP Mondrian International Value Fund

Applicants propose to have Lincoln Life and LNY redeem shares of each Existing Fund in cash and purchase with the proceeds shares of the Replacement Fund identified above.   Redemption requests and purchase orders will be placed simultaneously so that the contract values will remain fully invested at all times.

The proposed substitutions will take place at the Existing Funds’ relative net asset value determined on the date of the substitutions in accordance with Section 22 of the Act and Rule 22c-1 thereunder with no change in the total value of the amounts of any Contractowner’s contract value, cash value, or death benefit or in the dollar value of his or her investment in any of the Accounts. Accordingly, there will be no financial impact on any Contractowner. Contractowners will not incur any direct or indirect fees or charges as a result of the proposed substitutions, nor will their rights, their insurance benefits, or Lincoln Life’s or LNY’s obligations under the Contracts be altered in any way.  All direct or indirect expenses incurred in connection with the proposed substitutions, including legal, accounting, brokerage and other fees and expenses, will be paid by Lincoln Life or LNY. In addition, the proposed substitutions will not impose any tax liability on Contractowners (tax treatment of the Contract will not change as a result of the substitution).  The proposed substitutions will not cause the contract fees and charges paid by existing Contractowners to be greater after the proposed substitutions than before the proposed substitutions.  For thirty days after the effective date of the proposed substitutions, Contractowners will be able to make one transfer of contract value or cash value out of each Replacement Fund subaccount to one or more other subaccount or fixed account without the transfer being treated as one of a limited number of transfers allowed. Further, such a transfer will not be subject to a transfer charge. Contractowners will be able to make a transfer of contract value or cash value by calling the toll-free customer service number provided in their prospectus, or by accessing their account at the internet service center. Applicants will not exercise any rights reserved under Contracts to impose additional restrictions on transfers until at least thirty days after the substitutions, except that the Applicants may impose restrictions on transfers to limit “market timing” activities by Contractowners or their agents.

The Substitutions may be effected by having each of the subaccounts that invests in an Existing Fund redeem its shares at the net asset value calculated on the date of the Substitutions and purchase shares of the Replacement Fund at the net asset value calculated on the same date.

No direct or indirect fees will be charged on the transfers made at the time of the proposed substitutions, because the proposed substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a contract year.

The Applicants have determined that the all of the Replacement Funds that are the subject of this Application will be treated as affiliated funds.

The Applicants represent that with respect to Contractowners on the date of the proposed substitutions, Lincoln Life and LNY, as applicable, will reimburse, on a quarterly or daily basis[on the last business day of each fiscal period (not to exceed a fiscal quarter)] during the twenty-four months following the date of the proposed substitutions, those Contractowners whose subaccount invests in the applicable Replacement Fund such that the sum of the Replacement Fund’s operating expenses (taking into account fee waivers and expense reimbursements) and subaccount expenses (asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculation of subaccount unit values) for such period will not exceed, on an annualized basis, the sum of the corresponding Existing Fund’s operating expenses (taking into account fee waivers and expense reimbursements) and subaccount expenses for the fiscal year 2008.

The Applicants further agree that Lincoln Life or LNY will not increase asset-based fees or charges for Contracts outstanding on the day of the substitutions for a period of twenty-four months from the date of the substitutions.

In addition to the supplements and prospectuses described above that have been and will be distributed to owners and prospective owners of the Contracts, within five days after the proposed substitutions are completed any Contractowners affected by the substitutions will be sent a written notice informing them that the substitutions were carried out and that they will be able to make one transfer of contract value or cash value out of each Replacement Fund sub-account to one or more sub-accounts or fixed account without charge and without regard to the usual limit on the frequency of transfers among the variable account options and from the variable account options to the fixed account options.  The notice will also reiterate that the Applicants will not exercise any rights reserved by them under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers (other than with respect to “market timing” activities) until at least thirty days after the proposed substitutions. The Applicants will also send each Contractowner current prospectuses for the Replacement Funds involved to the extent that the Contractowner has not previously received a copy.  (A proposed form of notice is included as Exhibit C to the application.)

The substitutions will not negatively impact the ability of Contractowners to choose from a variety of funds available in these Contracts. Furthermore, in all Substitutions proposed in this Application, Applicants maintain that the investment objectives and policies of the Replacement Funds are sufficiently similar to those of the corresponding Existing Funds that Contractowners will have reasonable continuity in investment expectations. Accordingly, the Replacement Funds are appropriate investment vehicles for those Contractowners who have account values allocated to the Existing Funds.

The Applicants believe that their request satisfies the standards for relief pursuant to Section 26(c) of the 1940 Act, as set forth below, because the affected Contractowners will have Replacement Funds whose current total annual expenses are similar to those of the Existing Funds for their fiscal year. In addition, the Applicants assert that the replacement of the Existing Funds with the Replacement Funds is consistent with the protection of Contractowners and the purposes fairly intended by the policies and provisions of the Act.

Applicants state that the proposed Substitutions are part of an overall business goal of the Companies to make the Contracts more attractive to Contractowners by providing a diverse array of investment options that are not redundant or duplicative in terms of the investment types and styles of mutual funds underlying such options.  Applicants assert their belief that:

a.               streamlining the number of nonproprietary funds available through the Contracts and altering the available portfolios will simplify the administration of the Contracts, particularly with regard to communications with the fund families and the preparation of various reports and disclosure documents; and

b.              this streamlining will allow the Companies to enhance their communication efforts to Contractowners and sales representatives regarding the available portfolios, and may provide for more enhanced and timely reporting to the Companies from fund families and therefore from the Companies to Contractowners.

IV.         REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the substitutions by Applicants of shares of Replacement Funds for shares of Existing Funds held by corresponding sub-accounts of the Accounts as described above.

A.           Applicable Law

Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust.  Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution.  The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted security, recommended that Section 26 be amended to require that proposed substitutions of the underlying investments of a trust receive prior Commission approval.(16) Section 26(c) was added to the Act by the Investment Company Amendments Act of 1970.  Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitutions.

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by unit investment

(16) In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the Act requiring prior Commission approval.  The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the Act.  See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

trusts.  As the legislative history makes clear, Congress intended Section 26(c) to provide Commission scrutiny of proposed substitutions which could otherwise, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial purchase payments, an additional sales load upon reinvestment of the proceeds of redemption, or both.  The section-by-section analysis states in pertinent part:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.  The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. S. Rep. No. 184, Cong., 1st Sess. 41 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4936.

The proposed substitution of shares of the Replacement Funds for those of the Existing Funds appears to involve a substitution of securities within the meaning of Section 26(c) of the Act.(17) Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the proposed substitutions under the terms of the Application.

B.           Basis for an Order

1.                                      Lincoln Life and LNY expressly reserved the right to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a sub-account.

The Contracts give Lincoln Life and LNY the right, subject to Commission approval, to substitute shares of another investment company for shares of an investment company held by a subaccount of the relevant Account.  The prospectuses for the Contracts and the Accounts also contain appropriate disclosure of this right.  The Contracts state as follows:

[Lincoln Life/LNY] reserve[s] the right subject to compliance with applicable law, including approval by You or the Participants if required by law, (1) to create additional Sub-Accounts, (2) to combine or eliminate Sub-Accounts, (3) to transfer assets from one Sub-Account to another.

(17) While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of a single issuer, the Commission has interpreted Section 26(c) to apply to “a substitution of securities in any sub-account of a registered separate account.”  Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Inv. Co. Act Rel. No. 12678 (Sept. 21, 1982 (emphasis added).

The prospectuses for the Contracts state under the caption “Addition, deletion or substitution of investments” the following:

We [Lincoln Life/LNY] reserve the right, within the law, to make certain changes to the structure and operation of the VAA [Account] at our discretion and without your consent. We may add, delete, or substitute funds only for all contractowners or only for certain classes of contractowners

Lincoln Life and LNY reserve this right of substitution both to protect themselves and Contractowners in situations where either might be harmed or disadvantaged by circumstances surrounding the issuer of the shares held by one or more of their separate accounts and to afford these companies the opportunity to replace such shares where to do so could benefit themselves and Contractowners.(18)

2.            Contractowners will benefit from the substitutions.

a.               Consistency of Investment Objectives and Techniques

(1)                   As mentioned above, the investment objective of the AllianceBernstein VPS Growth and Income Portfolio and the AllianceBernstein VPS Growth Portfolio are similar, both seek growth of capital (capital appreciation) over time with AllianceBernstein VPS Growth and Income Portfolio seeking greater emphasis on income.  Additionally, both Funds invest in large-sized common stocks with the ability to invest in foreign stocks as well.

(2)                   The investment objectives of the LVIP SSgA Bond Index Fund and the American Century VP Balanced Fund are different; however, Applicants believe the substitution is appropriate because both Funds seek to invest a substantial portion of their assets in fixed-income securities, with the American Century VP Balanced Fund also investing a portion of its assets in equity securities.

(3)                   The LVIP SSgA S&P 500 Index Fund’s and the Dreyfus Stock Index Fund, Inc.’s investment objectives are substantially similar; both seek to replicate as closely as possible the performance of the S&P 500 Index.

(4)                   The investment objectives of the LVIP SSgA Small-Cap Index Fund and the Dreyfus VIF Developing Leaders Portfolio are different; however, Applicants believe the substitution is appropriate because both Funds invest in small capitalization stocks.  Additionally, both Funds invest in small, growth-oriented companies and small, value-oriented companies.

(18) Almost all variable life insurance and variable annuity issuers reserve this right in order to permit a flexible response to various business contingencies.

(5)                   The LVIP SSgA Small-Cap Index Fund’s and the DWS Small-Cap Index VIP’s investment objectives are substantially similar; both seek to replicate as closely as possible the performance of the Russell 2000 Index.

(6)                   The investment objectives of the LVIP SSgA Bond Index Fund and the Fidelity VIP Asset Manager Portfolio are different; however, Applicants believe the substitution is appropriate because both Funds seek to invest substantial portion of their assets in fixed-income securities, with the Fidelity VIP Asset Manager Portfolio also investing a portion of its assets in equity securities.

(7)                   The investment objectives of the LVIP SSgA S&P 500 Index Fund and the Janus Aspen Worldwide Portfolio are different; however, Applicants believe the substitution is appropriate because both Funds invest in large capitalization domestic equity securities, with Janus Aspen Worldwide Portfolio also investing a substantial portion of its assets in large capitalization foreign equity securities.

(8)                   LVIP SSgA S&P 500 Index Fund’s and the Neuberger Berman AMT Partners Portfolio’s investment objectives are different; however, Applicants believe the substitution is appropriate because both Funds primarily invest in stocks of large-sized domestic stock companies, with Neuberger Berman AMT Partners Portfolio employing a “value oriented” investment approach and LVIP SSgA 500 Index Fund investing in large-sized domestic stock companies (which include “value oriented” and “growth oriented” stocks).

(9)                   LVIP SSgA Small-Cap Index Fund’s and the Neuberger Berman AMT Mid-Cap Growth Portfolio’s investment objectives are different; however, Applicants believe the substitution is appropriate because both Funds invest in non-large capitalization domestic equity securities, with Neuberger Berman AMT Mid-Cap Growth Portfolio also investing a substantial portion of its assets in mid-cap growth equity securities.

(10)             LVIP Mondrian International Value Fund’s and the T. Rowe Price International Stock Portfolio’s investment objectives are substantially similar; both Funds seek long-term growth and capital appreciation, respectively.  Both Funds are international equity funds and invest at least 65% of their assets in equity securities of issuers domiciled outside the United States.

Applicants believe that the investment objectives and policies of each Replacement Fund are sufficiently similar to those of the corresponding Existing Fund such that Contractowners will have reasonable continuity in investment expectations. The Applicants have concluded that, although there are differences in the objectives and policies of some of the Funds, Contractowners will have reasonable continuity in investment expectations; therefore, the achievement of the core investment goals of the affected owners in the Existing Funds will not be frustrated.

With respect to each proposed substitution, Applicants note that Contractowners with balances invested in a Replacement Fund will have an expense ratio that is essentially equal to or lower than the Existing Fund.(19) The Applicants’ proposed substitutions would effectively consolidate the Lincoln Life and LNY assets of each Existing Fund held by the Accounts with those of the corresponding Replacement Funds, with a goal of each Replacement Fund having lower future expense ratios than the Existing Fund’s past expense ratios. Larger funds can have lower expenses for two reasons. First, with a larger asset size, fixed fund expenses are spread over a larger base, lowering the expense ratio. Second, larger funds may have lower trading expenses, potentially resulting in higher total returns.

Applicants anticipate that Contractowners will be better off with the array of subaccounts offered after the proposed substitutions than they have been with the array of subaccounts offered prior to the substitutions. The proposed substitutions retain for Contractowners the investment flexibility which is a central feature of the Contracts. If the proposed substitutions are carried out, all Contractowners will be permitted to allocate purchase payments and transfer Contract values and cash values between and among 44 subaccounts .

Applicants note that Contractowners who do not wish to participate in a Replacement Fund will have an opportunity to reallocate their accumulated value among other available subaccounts without the imposition of any charge or limitation (other than with respect to “market timing” activity).

C.            General

In addition to the foregoing, Applicants generally submit that the proposed substitutions meet the standards that the Commission and its staff have applied to substitutions that have been approved in the past.

(19) LVIP SSgA S&P 500 Index Fund’s expense ratio for 2008 was 0.33% versus 0.28% for the Dreyfus Stock Index Fund, Inc.

D.            Specific Representations and Request for an Order

Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitutions by Lincoln Life and LNY.  Applicants submit that, for all the reasons stated above, the proposed substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.           COMMUNICATIONS

Please address all questions and communications concerning this Application and the Notice and Order to:

Mary Jo Ardington, Esq.

The Lincoln National Life Insurance Company

1300 South Clinton Street

Fort Wayne, IN 46802

Please address a copy of any communications, Notice and Order to:

Robert O. Sheppard, Esq.

Lincoln Life & Annuity Company of New York

100 Madison St., Suite 1860

Syracuse, NY 13202

VII.        AUTHORIZATIONS

Pursuant to Rule 0-2(c)(1) under the Act, Lincoln Life, on its own behalf and on behalf of Lincoln Life Account L, hereby states that the officer signing and filing this Application on behalf of Lincoln Life and Lincoln Life Account L is fully authorized to do so.  Under the provisions of Lincoln Life’s Articles of Incorporation and/or By-Laws, responsibility for the management of the affairs and business of Lincoln Life is vested in its board of directors; thus, by resolutions duly adopted, attached as Exhibit A to the application, the board of Lincoln Life, on its own behalf and on behalf of Lincoln Life Account L, authorized the undersigned officer of Lincoln Life to prepare or cause to be prepared, and/or to execute and file with the Commission this Application.  Lincoln Life, on its own behalf and on behalf of Lincoln Life Account L, has complied with all requirements for the execution and filing of this Application in the name and on behalf of itself and Lincoln Life Account L.

Pursuant to Rule 0-2(c)(1) under the Act, LNY, on its own behalf and on behalf of Lincoln New York Account L, hereby states that the officer signing and filing this Application on behalf of LNY and Lincoln New York Account L is fully authorized to do so.  Under the provisions of LNY’s Articles of Incorporation and/or By-Laws, responsibility for the management of the affairs and business of LNY is vested in its board of directors; thus, by resolutions duly adopted, attached to the application as Exhibit A, the board of LNY, on its own behalf and on behalf of Lincoln New York Account L, authorized the undersigned officer of LNY to prepare or cause to be prepared, and/or to execute and file with the Commission this Application.  LNY, on its own behalf and on behalf of Lincoln New York Account L, has complied with all requirements for the execution and filing of this Application in the name and on behalf of itself and the Lincoln New York Account L.

APPENDIX A

Listing of Investment Objectives and Advisors

AllianceBernstein VPS Growth Portfolio (Unaffiliated with Lincoln Life and LNY):

The investment objective is to seek to provide long-term growth of capital.  Current income is only an incidental consideration.  The portfolio invests primarily in equity securities of companies with favorable earnings outlooks, which have long-term growth rates that are expected to exceed that of the U.S. economy over time.

Alliance Capital Management, L.P. serves as the Fund’s investment advisor.

AllianceBernstein VPS Growth and Income Portfolio (Unaffiliated with Lincoln Life and LNY):

The investment objective is to seek reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality.  The portfolio may also invest in fixed-income securities and convertible securities.

Alliance Capital Management, L.P. serves as the Portfolio’s investment advisor.

American Century VP Balanced Fund (Unaffiliated with Lincoln Life and LNY):

The investment objective is to seek long-term capital growth and current income.  Its investment team intends to maintain approximately 60% of the portfolio’s assets in common stocks and the remainder in bonds and other fixed income securities.

American Century Investment Management, Inc. serves as the Fund’s investment advisor.

Dreyfus Stock Index Fund, Inc. (Unaffiliated with Lincoln Life and LNY):

The investment objective is to seek to match the total return of the S&P 500 Index.  To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index.  The Fund may also use stock index futures as a substitute for the sale or purchase of securities.  The Fund is not sponsored, endorsed, sold or promoted by the Standard & Poor’s and Standard and Poor’s makes no representation regarding the advisability of investing in the fund.

The Dreyfus Corporation serves as the Fund’s investment advisor.

Dreyfus VIF Developing Leaders Portfolio (Unaffiliated with Lincoln Life and LNY):

The investment objective of the Dreyfus VIF Developing Leaders Portfolio is to seek maximum capital appreciation by investing in stocks of small-cap companies.  To pursue this goal, under normal circumstances, the Portfolio invests primarily in small-cap companies, which are companies with market capitalizations of less than $2 billion at the time of purchase.  However, since the Portfolio may continue to hold the securities of companies as their market capitalizations grow, a substantial portion of the Portfolio’s holdings may have market capitalizations in excess of $2 billion at any given time.

The Dreyfus Corporation serves as the Portfolio’s investment advisor.

DWS VIT Small Cap Index VIP (Unaffiliated with Lincoln Life and LNY):

The investment objective is to match, as closely as possible, before the deduction of expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.

Deutsche Asset Management, Inc., located at 280 Park Avenue, New York, NY 10017, serves as the Fund’s investment advisor.

Fidelity VIP Asset Manager Portfolio (Unaffiliated with Lincoln Life and LNY):

The investment objective is to seek to obtain high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and money market instruments.

Fidelity Management & Research Company serves as the Fund’s investment advisor.

Janus Aspen Worldwide Portfolio (Unaffiliated with Lincoln Life and LNY):

The investment objective is to seek long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size throughout the world.  The Portfolio normally invests in issuers from at least five different countries, including the United States.  The Portfolio may at times invest in fewer than five countries or even a single country.

Janus Capital Management, LLC is the Portfolio’s investment advisor.

LVIP SSgA Bond Index Fund (Affiliated with Lincoln Life and LNY):

The investment objective of the LVIP SSgA Bond Index Fund is to seek to match as closely as practicable, before fees and expenses, the performance of the Barclay’s Capital Aggregate Bond Index, which is an unmanaged index composed of securities from the Barclay’s Capital U.S. Aggregate Bond Index, Mortgage-Backed Securities Index, CMBS Index and the Asset-Backed Securities Index including securities that are of investment grade-quality or better and have at least one year to maturity.

Lincoln Investment Advisors Corporation serves as the Fund’s investment advisor. The sub-advisor for the Fund is SSgA Funds Management, Inc. as of April 30, 2008.

LVIP Mondrian International Value Fund (Affiliated with Lincoln Life and LNY):

The investment objective is to seek long-term capital appreciation.  The Fund trades in securities issued outside the United States — mostly stocks, with an occasional bond or money market security.

Lincoln Investment Advisors Corporation serves as the Fund’s investment advisor.  The sub-advisor for the Fund is Mondrian Investment Partners Limited.

LVIP SSgA S&P 500 Index Fund (Affiliated with Lincoln Life and LNY):

The investment objective of the LVIP SSgA S&P 500 Index Fund is to seek to approximate, as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.

Lincoln Investment Advisors Corporation serves as the Fund’s investment advisor. The sub-advisor for the Fund is SSgA Funds Management, Inc. as of April 30, 2008.

LVIP SSgA Small-Cap Index Fund (Affiliated with Lincoln Life and LNY):

The investment objective of the LVIP SSgA Small-Cap Index Fund is to approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies.

Lincoln Investment Advisors Corporation serves as the Fund’s investment advisor. The sub-advisor for the Fund is SSgA Funds Management, Inc. as of April 30, 2008.

Neuberger Berman AMT Partners Portfolio (Unaffiliated with Lincoln Life and LNY): The investment objective is to seek capital growth by investing mainly in common stocks of mid- to large-capitalization established companies using the value-oriented investment approach.

Neuberger Berman Management Incorporated serves as the Portfolio’s investment advisor and Neuberger Berman, LLC serves as the Portfolio’s investment sub-advisor.

Neuberger Berman AMT Mid-Cap Growth Portfolio (Unaffiliated with Lincoln Life and LNY):

The investment objective of the Neuberger Berman AMT Mid-Cap Growth Portfolio is to seek growth of capital.  To pursue this goal, the Portfolio invests at least 80% of its assets in stocks of mid-capitalization companies.

Neuberger Berman Management Incorporated serves as the Portfolio’s investment advisor and Neuberger Berman, LLC serves as the Portfolio’s investment sub-advisor.

T. Rowe Price International Stock Portfolio (Unaffiliated with Lincoln Life and LNY):

The investment objective is to seek long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

T. Rowe Price International, Inc. serves as the Portfolio’s investment advisor and Price Fleming serves as the Portfolio’s sub-adviser.

The Lincoln National Life Insurance Company has caused this Amended and Restated Application to be duly signed on its behalf and on behalf of Lincoln National Variable Annuity Account L in the City of Fort Wayne, and State of Indiana, this 31st day of December, 2009.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN NATIONAL VARIABLE ANNUITY ACCOUNT L

By:	/s/ Daniel R. Hayes
Daniel R. Hayes
Vice President

ATTEST:

/s/ Kevin J. Adamson
Name:	Kevin J. Adamson
Title:	Second Vice President
The Lincoln National Life Insurance Company

Lincoln Life & Annuity Company of New York has caused this Amended and Restated Application to be duly signed on its behalf and on behalf of Lincoln Life & Annuity Variable Annuity Account L in the City of Fort Wayne, and State of Indiana, this 31st day of December, 2009.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT L

By:	/s/ Daniel R. Hayes
Daniel R. Hayes
Vice President

ATTEST:

/s/ Kevin J. Adamson
Name:	Kevin J. Adamson
Title:	Second Vice President
The Lincoln National Life Insurance Company

CITY OF FORT WAYNE	)
	)	SS.
STATE OF INDIANA	)

VERIFICATION

The undersigned states that he has duly executed the attached Amended and Restated Application dated December 31, 2009, for and on behalf of The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York, Lincoln National Variable Annuity Account L, and Lincoln Life & Annuity Variable Annuity Account L; that he is a Vice President of The Lincoln National Life Insurance Company and a Vice President of Lincoln Life & Annuity Company of New York; and that all action by directors and other bodies necessary to authorize the undersigned to execute and file this Amended and Restated Application has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Daniel R. Hayes
Daniel R. Hayes

EXHIBIT INDEX

EXHIBIT A	The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York Board Resolutions

EXHIBIT B	Prospectus Supplement Regarding Substitutions

EXHIBIT C	5-Day Written Notice of Substitutions

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

I, Charles A. Brawley, III, hereby certify that I am the duly elected and qualified Secretary of The Lincoln National Life Insurance Company (the “Company”), that the following is a true and correct copy of a resolution adopted by the Board of Directors at their meeting of September 8, 2006, and that such resolution is in full force and effect as of the date hereof:

Amendment to Segregated Investment Accounts Authorization

06-31	RESOLVED, That, Resolution No. 93-18, adopted by the Board of Directors on May 13, 1993 relating to the authorization of segregated investment accounts, is amended in its entirety to read as follows:

“RESOLVED, That the President of the Company is hereby authorized in his discretion from time to time to establish one or more segregated investment accounts in accordance with the provisions of the Indiana Insurance Law, any one or more of such accounts which may be used for the purpose of maintaining principal and interest as guaranteed by group or individual annuity contracts, whether fixed or variable, group or individual life insurance policies, whether fixed or variable, and funding agreements issued by the Company, and for any other purpose or purposes as the President may determine and as may be appropriate under the Indiana Insurance Law;

RESOLVED, That if in the opinion of legal counsel of the Company it is necessary or desirable to register any of such accounts under the Investment Company Act of 1940 or to register a security issued by any such account under the Securities Act of 1933, or to make application for exemption from registration, the President or such other officers as he may designate are hereby authorized to accomplish any such registration or to make any such application for exemption, and to perform all other acts as may be desirable or necessary in connection with the conduct of business of the Company with respect to any such account;

RESOLVED, That the officers of the Company are authorized to take any and actions as they deem necessary or desirable to effectuate this resolution; and

RESOLVED, That any and all actions taken by the officers of the Company in accordance with this resolution prior to its effective date are ratified and confirmed in all respects.”

Date: December 7, 2009	/s/ Charles A. Brawley, III
Charles A. Brawley, III, Secretary

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

I, Charles A. Brawley, III, hereby certify that I am a duly elected and qualified Assistant Secretary of Lincoln Life & Annuity Company of New York (the “Company”), that the following is a true and correct copy of a resolution adopted by the Board of Directors on July 24, 1996, and that such resolution is in full force and effect as of the date hereof:

96-21

RESOLVED, That the chief executive officer of Lincoln Life & Annuity Company of New York (the “Company”) is hereby authorized in his discretion from time to time to establish one or more separate investment accounts in accordance with the provisions of the New York Insurance Law, for such purpose or purposes as he may determine and as may be appropriate under the New York Insurance Law; and

RESOLVED FURTHER, That if in the opinion of legal counsel of the Company, it is necessary or desirable to register any of such accounts under the Investment Company Act of 1940 or to register a security issued by any such account under the Securities Act of 1993, or to make application for exemption from registration, the chief executive officer or such other officers as he may designate are hereby authorized to accomplish any such registration or to make any such application for exemption, and to perform all other acts as may be desirable or necessary in connection with the conduct of business of the Company with respect to any such account.

In Witness Whereof, I have hereunto affixed my name as Assistant Secretary and have caused the corporate seal of said Company to be hereunto affixed this 7th day of December, 2009.

/s/ Charles A. Brawley, III
Charles A. Brawley, III, Assistant Secretary

EXHIBIT B

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

Lincoln National Variable Annuity Account L

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

Lincoln Life & Annuity Variable Annuity Account L

Supplement dated                      to the Prospectus dated May 1, 2009

This supplement describes proposed changes to funds offered through the Variable Annuity Account of the Group Variable Annuity Contract (the “Contract”) described in your May 1, 2009 prospectus.  Please retain this supplement with your Contract prospectus for future reference.

The Lincoln National Life Insurance Company Lincoln Life & Annuity Company of New York (“Lincoln”) and Lincoln National Variable Annuity Account L and Lincoln Life & Annuity Variable Annuity Account L (the “Separate Accounts”) has filed an application with the Securities and Exchange Commission (the “SEC”) seeking an order approving the substitution of certain investment portfolios of funds held by various sub-accounts of the Separate Accounts for shares of certain other investment portfolios of funds. Lincoln and the Separate Accounts filed an application with the SEC seeking an order approving the substitution of the funds referenced in Column I (“Existing Funds”) for shares of other investment funds referenced in Column II (“Replacement Funds”).  As outlined below, the effect of such substitutions outlined in the application would be to replace the Existing Funds with the Replacement Funds as investment options under the Contract.

Column I (Existing Funds)	Column II (Replacement Funds)

AllianceBernstein VPS Growth Portfolio (Class B)	AllianceBernstein VPS Growth and Income Portfolio (Class B)
American Century VP Balanced Fund (Class I)	LVIP SSgA Bond Index Fund (Standard Class)
Dreyfus Stock Index Fund, Inc.	LVIP SSgA S&P 500 Index Fund (Standard Class)
Dreyfus VIF Developing Leaders Portfolio (Initial Class)	LVIP SSgA Small-Cap Index Fund (Standard Class)
DWS Small Cap Index VIP (Class A)	LVIP SSgA Small-Cap Index Fund (Standard Class)
Fidelity VIP Asset Manager Portfolio (Initial Class)	LVIP SSgA Bond Index Fund (Standard Class)
Janus Aspen Worldwide Growth Portfolio (Institutional Class)	LVIP SSgA S&P 500 Index Fund (Standard Class)
Neuberger Berman AMT Partners Portfolio (I Class)	LVIP SSgA Small-Cap Index Fund (Standard Class)
Neuberger Berman AMT Mid-Cap Growth (I Class	LVIP SSgA Small-Cap Index Fund (Standard Class)
T. Rowe Price International Stock Portfolio	LVIP Mondrian International Value Fund (Standard Class)

To the extent required by law, approvals of the substitutions will also be obtained from the state insurance regulators in certain jurisdictions.  The Existing Funds will continue to be available for investment until the order approving the substitution is granted by the SEC.

The Existing Funds and the Replacement Funds are described in their current prospectuses, which you received with your May 1, 2010 Contract prospectus. If granted, Lincoln would carry out the proposed substitutions as soon as all necessary regulatory approvals have been obtained, and once the systems needed to perform the substitution are in place, by redeeming the Existing Funds’ shares and purchasing shares of the Replacement Funds.  We anticipate this transaction occurring during the second quarter of 2010. If carried out, the proposed substitutions would result in the involuntary reinvestment of Contract owner’s cash value invested in the Existing Funds. Any contract value you have allocated to a Existing Fund would, in effect, be transferred to a subaccount investing in the corresponding Replacement

Fund. There would be no tax consequences resulting from this exchange. Further, at the time the substitution takes place, the Existing Funds would no longer be eligible for investment.

From the date of this supplement until at least thirty (30) days after the proposed substitutions occur, you are permitted to make one transfer of contract value or cash value (or annuity unit exchange) out of each Existing Fund to one or more other subaccounts or fixed account within the Contract without the transfer (or exchange) being treated as one of a limited number of transfers (or exchanges) allowed for under your contract.  If you would like to make a transfer of contract value or cash value out of an Existing Fund, please contact your Customer Service Consultant at 1-800-893-7168, or log into your account on the internet service center at www.LincolnFinancial.com. Neither Lincoln nor the Separate Accounts will exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers out of the Existing Funds.

Additional information about the Replacement Funds, their investment policies, risks, fees and expenses and all other aspects of their operations, can be found in their prospectuses, which you should read carefully.  THERE IS NO ASSURANCE THAT ANY NEW FUND WILL ACHIEVE ITS STATED OBJECTIVES.  Additional copies of the Replacement Funds’ prospectuses, as well as their Statements of Additional Information, can be obtained directly from each of the Replacement Funds without charge by calling or writing to the Replacement Fund at the phone number or address noted on the front of its prospectus.

If you have any questions about these proposed substitutions, please contact a Customer Service Consultant at 1-800-893-7168.

EXHIBIT C

NOTICE OF SUBSTITUTIONS

The Lincoln National Life Insurance Company

Lincoln National Variable Annuity Account L

Lincoln Life & Annuity Company of New York

Lincoln Life & Annuity Variable Annuity Account L

                    , 2010

This notice is confirmation to you, owners of, and participants in, the Group Variable Annuity Contracts I, II, or III (the “Contracts”) issued by The Lincoln National Life Insurance Company or Lincoln Life & Annuity Company of New York (“Lincoln”), that on                                 , 2010, Lincoln replaced shares of funds in Column I (“Existing Funds”) with shares of Funds in Column II (“Replacement Funds”):

Column I (Existing Funds)	Column II (Replacement Funds)

AllianceBernstein VPS Growth Portfolio (Class B)	AllianceBernstein VPS Growth and Income Portfolio (Class B)
American Century VP Balanced Fund (Class I)	LVIP SSgA Bond Index Fund (Standard Class)
Dreyfus Stock Index Fund, Inc.	LVIP SSgA S&P 500 Index Fund (Standard Class)
Dreyfus VIF Developing Leaders Portfolio (Initial Class)	LVIP SSgA Small-Cap Index Fund (Standard Class)
DWS Small Cap Index VIP (Class A)	LVIP SSgA Small-Cap Index Fund (Standard Class)
Fidelity VIP Asset Manager Portfolio (Initial Class)	LVIP SSgA Bond Index Fund (Standard Class)
Janus Aspen Worldwide Growth Portfolio (Institutional Class)	LVIP SSgA S&P 500 Index Fund (Standard Class)
Neuberger Berman AMT Partners Portfolio (I Class)	LVIP SSgA S&P 500 Index Fund (Standard Blass)
Neuberger Berman AMT Mid-Cap Growth (I Class)	LVIP SSgA Small-Cap Index Fund (Standard Class)
T. Rowe Price International Stock Portfolio	LVIP Mondrian International Value Fund (Standard Class)

As a result, your investments in the Existing Funds were automatically transferred to the sub-account investing in the respective Replacement Fund on the date of the substitutions.  The foregoing substitutions were carried out pursuant to an Order of the Securities and Exchange Commission issued on                      , 2010.

A confirmation statement, showing the amount of the contract value transferred to each of the Replacement Funds as a result of the substitutions, will accompany this notice or will be provided to you under separate cover.  Please review it and the May 1, 2009 prospectuses that were previously sent to you for a description of the Replacement Funds, or you may view the prospectuses at www.LincolnFinancial.com. For at least thirty days following the date of the substitution, you may make one transfer of all or a portion of your contract or cash value (or annuity unit exchange) out of each Replacement Fund to one or more other sub-account or fixed account available under the Contracts at no cost and without regard to the usual limit on the frequency of transfers.  To make such a transfer, please call your Customer Service representative at 1-800-893-7168,or log into your account on the internet service center at www.LincolnFinancial.com. Lincoln will not exercise any rights it has reserved under the Contracts to impose restrictions or fees on transfers under the Contracts (other than with respect to “market timing” activities) until at least thirty (30) days after the date the substitutions occurred.